                                               File Nos. 333-12507,811-7827



     As filed with the Securities and Exchange Commission on March 7, 1997

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM N-4
                                    --------

      Registration Statement Under the Securities Act of 1933       [X] [_]

                 Pre-Effective Amendment No.    1                   [X] [_]
                                              -----

                 Post-Effective Amendment No. _____                     [_]
                                     and/or

    Registration Statement Under the Investment Company Act of 1940 [X] [_]

                              Amendment No.   1                     [X] [_]
                                            -----
                       (Check appropriate box or boxes.)

                           RETIREMAP VARIABLE ACCOUNT
                           (Exact Name of Registrant)

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            2001 Third Avenue South
                           Birmingham, Alabama  35233
              (Address of Depositor's Principal Executive Office)

                 Depositor's Telephone Number:  (205) 325-4300


Name and Address of Agent for Service:

James L. Sedgwick, Esquire
United Investors Life Insurance Company
2001 Third Avenue South                        Copy to:
Birmingham, Alabama  35233                     Frederick R. Bellamy, Esquire

                                       Sutherland, Asbill & Brennan, L.L.P.
                                       1275 Pennsylvania Avenue, N.W.
                                       Washington, D.C.  20004-2404

                 Approximate Date of Proposed Public Offering:
   As soon as practicable after effectiveness of the Registration Statement


                 ____________________________________________


Pursuant to Rule 24f-2 under the Investment Company Act of 1940, an indefinite amount of securities has been registered under the Securities Act of 1933. The $500 filing fee was paid with the initial filing.

                  ___________________________________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), SHALL DETERMINE.

                             CROSS REFERENCE SHEET
           PURSUANT TO RULE 481(A) UNDER THE SECURITIES ACT OF 1933

             Showing Location of Information Required by Form N-4
                in Part A (Prospectus) and Part B (Statement of
             Additional Information) of the Registration Statement
___________________________________________________________________________

                                     Part A
                                     ------


Item of Form N-4                             Prospectus Caption
----------------                             ------------------
1.  Cover Page.............................  Cover page
2.  Definition.............................  Definitions
3.  Synopsis...............................  Summary
4.  Condensed Financial Information........  N/A
5.  General
    (a)  Depositor.........................  United Investors Life Insurance
                                             Company
    (b)  Registrant........................  RetireMap Variable Account
    (c)  Portfolio Company.................  Charges and Deductions
    (d)  Fund Prospectus...................  The Funds
    (e)  Voting Rights.....................  Voting Rights
    (f)  Administrators....................  Summary
6.  Deductions and Expense.................  Charges and Deductions
    (a)  General...........................  Charges and Deductions
    (b)  Sales Load Percentage.............  Charges and Deductions
    (c)  Special Purchase Plan.............  Charges and Deductions
    (d)  Commissions.......................  Distributor of the Policies
    (e)  Expenses - Registrant.............  Federal Taxes
    (f)  Fund Expenses.....................  The Funds
    (g)  Organizational Expenses...........  N/A
7.  Contracts
    (a)  Persons with Rights...............  The Policy; Annuity Payments;
Voting Rights
    (b)   (i)  Allocation of Premium
               Payments....................  Allocation of Purchase Payments
         (ii)  Transfers...................  Transfers
        (iii)  Exchanges...................  N/A
    (c) Changes............................  Additions, Deletions or
Substitutions of Investments
    (d) Inquiries..........................  Summary
8.  Annuity Period.........................  Annuity Payments
9.  Death Benefit..........................  Death Benefits
10. Purchases and Contract Value
    (a) Purchases..........................  Purchase Payments and Allocation
                                             of Purchase Payments
    (b) Valuation..........................  Policy Value
    (c) Daily Calculation..................  Policy Value
    (d) Underwriter........................  Distributor of the Policies
11. Redemptions
    (a) - By Owners........................  Surrender and Partial Withdrawals
        - By Annuitant  N/A................
    (b) Texas ORP..........................  Surrender and Partial Withdrawals
    (c) Check Delay........................  Surrender and Partial Withdrawals
    (d) Lapse..............................  N/A
    (e) Free Look..........................  Free Look Period
12. Taxes..................................  Federal Tax Matters
13. Legal Proceedings......................  Legal Proceedings

14. Table of Contents of the Statement
    of Additional Information.........       Statement of Additional
                                             Information

                                    Part B
                                    ------

                                                 Statement of Additional
Item of Form N-4                                 Information Caption
----------------                                 -----------------------
15. Cover Page..............................     Cover Page
16. Table of Contents.......................     Table of Contents
17. General Information and History.........     N/A
18. Services
    (a)    Fees and Expenses of Registrant..     N/A
    (b)    Management Contracts.............     N/A
    (c)    Custodian........................     N/A
           Independent Public Accountant.....    Experts
    (d)    Assets of Registrant.............     Safekeeping of Variable
                                                 Account Assets
    (e)    Affiliated Persons...............     N/A
    (f)    Principal Underwriter............     Distribution of the Policy
19. Purchase of Securities Being
    Offered.................................     Distribution of the Policy
20. Underwriters............................     Distribution of the Policy
21. Calculation of Performance Data.........     Performance Data Calculations
22. Annuity Payments........................     The Policy; Determination of
                                                 Annuity Payments
23. Financial Statements....................     Financial Statements

================================================================================

U N I T E D   I N V E S T O R S

RETIREMAP (SM)                                        ___________ ___, 1997
VARIABLE ANNUITY

PROSPECTUS

This Prospectus describes the RetireMAP Deferred Variable Annuity Policy ("Policy") issued by United Investors Life Insurance Company ("United Investors"). The Policy can be purchased with a single minimum Purchase Payment of $2,000 (for tax qualified policies, the minimum Purchase Payment is lower). Additional Purchase Payments may be made in amounts of $100 or more. No Policy will be issued if either the Annuitant or the Owner is over age 85 last birthday.


Over the life of the Policy, the Owner may choose to allocate Purchase Payments or transfer values to no more than 17 of the Investment Divisions ("Investment Divisions") of the RetireMAP Variable Account (the "Variable Account"), to the Fixed Account which provides guaranteed interest accumulation, or to a combination of both. (See "Transfers" for additional restrictions on transfers.) Assets of each Investment Division are invested in a corresponding mutual fund portfolio. The following 21 Portfolios of the Funds are currently offered to Policyowners through the Investment Divisions of the Variable
Account:


 TMK/UNITED FUNDS, INC.                      DREYFUS VARIABLE INVESTMENT FUND
    MONEY MARKET PORTFOLIO                      CAPITAL APPRECIATION PORTFOLIO
    BOND PORTFOLIO                              SMALL CAP PORTFOLIO
    HIGH INCOME PORTFOLIO                       GROWTH AND INCOME PORTFOLIO
    GROWTH PORTFOLIO                            QUALITY BOND PORTFOLIO
    INCOME PORTFOLIO                         MFS VARIABLE INSURANCE TRUST
    SMALL CAP PORTFOLIO                         EMERGING GROWTH SERIES
    SCIENCE AND TECHNOLOGY PORTFOLIO            RESEARCH SERIES
 FEDERATED INSURANCE SERIES                     UTILITIES SERIES
    EQUITY INCOME FUND II                    WARBURG PINCUS TRUST
    FUND FOR U.S. GOVERNMENT SECURITIES II      INTERNATIONAL EQUITY PORTFOLIO
 SCUDDER VARIABLE LIFE INVESTMENT FUND       WARBURG PINCUS TRUST II
    INTERNATIONAL PORTFOLIO                     FIXED INCOME PORTFOLIO
  GLOBAL DISCOVERY PORTFOLIO                    GLOBAL FIXED INCOME PORTFOLIO



The Policy Value will vary in accordance with the investment performance of the Investment Divisions selected by the Owner. Therefore, the Owner bears the entire investment risk under the Policy for all Purchase Payments allocated to the Variable Account. United Investors guarantees that Purchase Payments allocated to the Fixed Account will earn interest at a rate of not less than the Guaranteed Minimum Interest Rate of 4% per year.

The Owner can surrender the Policy for cash or make a partial cash withdrawal (collectively, "Withdrawals"), although Withdrawals may be taxable and subject to a withdrawal charge and tax penalty.


This Prospectus sets forth the basic information that a prospective investor should know before investing. A "Statement of Additional Information" containing more detailed information about the Policy and the Variable Account is available free by writing United Investors at United Investors Life Insurance Company, Administrative Office, P.O. Box 219065, Dallas, TX 75221-9065, or by calling (800) 453-1271. The Statement of Additional Information, which has the same date as this Prospectus, has been filed with the U.S. Securities and Exchange Commission and is incorporated herein by reference. The table of contents for the Statement of Additional Information is included at the end of this Prospectus.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY BANK, NOR ARE THEY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER AGENCY. AN INVESTMENT IN THE POLICIES INVOLVES CERTAIN RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.


Issued By:          United Investors Life Insurance Company
                            2001 Third Avenue South
                           Birmingham, Alabama  35233
===============================================================================

               =================================================
                               TABLE OF CONTENTS



                                                                            Page
                                                                            ----
DEFINITIONS................................................................... i

SUMMARY....................................................................... 1

PUBLISHED RATINGS............................................................. 8

UNITED INVESTORS LIFE INSURANCE COMPANY AND
RETIREMAP VARIABLE ACCOUNT.................................................... 8
  United Investors Life Insurance Company..................................... 8
  RetireMAP Variable Account.................................................. 8
  The Funds................................................................... 9
  Fund Management and Fees....................................................11

FIXED ACCOUNT.................................................................13

THE POLICY....................................................................14
  Issuance of a Policy........................................................14
  Purchase Payments...........................................................14
  Allocation of Purchase Payments.............................................15
  Policy Value................................................................15
  Surrender and Partial Withdrawals...........................................16
  Transfers ..................................................................17
  Dollar Cost Averaging.......................................................18
  Death Benefit...............................................................18
  Free Look Period............................................................20

CHARGES AND DEDUCTIONS........................................................20
  Withdrawal Charge...........................................................20
  Waiver of Withdrawal Charges Rider..........................................21
  Annual Contract Maintenance Charge..........................................21
  Administration Fee..........................................................22
  Reduction In Charges For Certain Groups.....................................22
  Mortality and Expense Risk Charge...........................................22
  Optional Death Benefit Rider Charge.........................................22
  Transaction Charge..........................................................23
  Premium Taxes...............................................................23
  Federal Taxes...............................................................23
  Fund Expenses...............................................................23

ANNUITY PAYMENTS..............................................................23
  Election of Payment Option..................................................23
  Retirement Date.............................................................23
  Available Options...........................................................24

DISTRIBUTOR OF THE POLICIES...................................................25

FEDERAL TAX MATTERS...........................................................25
  Introduction................................................................25
  Taxation of Annuities in General............................................26

VOTING RIGHTS.................................................................29

LEGAL PROCEEDINGS.............................................................29

FINANCIAL STATEMENTS..........................................................30

STATEMENT OF ADDITIONAL INFORMATION...........................................31

                   The Policy is not available in all States.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

================================================================================

                                  DEFINITIONS

--------------------------------------------------------------------------------

Annuitant.................  means the person on whose life Annuity Payments depend. If the Policyowner names more than one person as an "Annuitant," the second person is referred to as "Co-Annuitant." All provisions based on the date of death of the "Annuitant" prior to the Retirement Date are based on the date of death of the last to survive of the "Annuitant" or "Co-Annuitant." The "Annuitant" and "Co-Annuitant" are referred to collectively as the "Annuitant."

Annuity Payment...........  means an amount paid monthly, starting on the
                            Retirement Date, by United Investors to the
                            Annuitant or any other payee.

Annuity Payment Option....  means any one of the payment options available under the Policy.

Beneficiary...............  means the person, persons or entity entitled to
                            Death Benefit proceeds under this Policy upon death of the Owner (or Annuitant if the Owner is not a natural person) before the Retirement Date. If the Policy has Joint Owners and one Owner dies, the surviving Joint Owner will be deemed the Beneficiary.

Death Benefit.............  means the benefit payable upon death of the Owner
                            (or Annuitant if the Owner is not a natural person) before the Retirement Date.

Fixed Account.............  is a part of the General Account of United Investors
                            Life Insurance Company. The General Account consists of all assets of United Investors Life Insurance Company other than those in any separate account.

Fixed Account Value.......  means the value of the Fixed Account under the
                            Policy.

Fixed Annuity.............  means an annuity with payments which remain fixed in amount throughout the payment period and, unlike a Variable Annuity, do not vary with the investment experience of the variable Investment Divisions.

Funds.....................  means the mutual funds of which certain portfolios are available for investment by the Variable Account on the Policy Date or as later changed by us.

Guaranteed Minimum
 Interest Rate............  means the minimum effective annual rate at which interest will be credited to amounts allocated to the Fixed Account under the Policy. The Guaranteed Minimum Interest Rate is 4% per year.

Joint Owner...............  means the persons named as the Joint Owner in the application, unless he or she has assigned ownership to someone else.

Net Purchase Payment......  means a Purchase Payment less any deduction for premium taxes incurred at the time the Purchase Payment was accepted.

Nonqualified Policies.....  means Policies not used in connection with certain plans that qualify for special Federal income tax treatment.

Policy Anniversary........  means the same day and month as the Policy Date each year that the Policy remains in force.

Policy Date...............  means the date the Policy becomes effective, and the date from which Policy Anniversaries and Policy Years are determined.

Policy Value..............  means the Variable Account Value plus the Fixed
                            Account Value prior to the Retirement Date.

Policy Year...............  means a year that starts on the Policy Date or on a
                            Policy Anniversary.

Policyowner or Owner......  means the person named as the owner in the application, unless he or she has assigned ownership to someone else.

Purchase Payment..........  means any payment made by the Policyowner under the
                            Policy.

Qualified Policies........  means Policies used in connection with certain plans that qualify for special Federal income tax treatment.

Retirement Date...........  is the date on which the Annuity Payments start.

Surrender Value...........  means the Policy Value less any Withdrawal Charge, the Annual Contract Maintenance Charge, an Optional Death Benefit Rider Charge (if applicable), and applicable deductions for premium taxes.

Valuation Date............  means a normal business day, Monday through Friday.
                            However, we will not value the Policy on any customary U.S. business holiday when the New York Stock Exchange is not open for trading. Those holidays currently are New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

Valuation Period..........  means the interval of time commencing at the close of business of the New York Stock Exchange on each Valuation Date and ending at the close of business of the New York Stock Exchange on the next Valuation Date.

Variable Account Value....  means the sum of all values of the Investment
                            Divisions of the Variable Account under the Policy.

Variable Annuity..........  means an annuity with payments which vary in amount with the investment experience of one or more of the variable Investment Divisions.

We........................  means United Investors Life Insurance Company.  "Us"
                            and "our" also refer to United Investors.

Written Request or Written
Notice....................  means a request or notice in writing signed by the Policyowner.

You.......................  means the owner of the Policy.  "Your" and "yours"
                            also refer to the Policyowner.

                                    SUMMARY

     The following summary of Prospectus information should be read in conjunction with the detailed information appearing elsewhere in this Prospectus.

     THE POLICY.   The Policy is designed to aid individuals in long-term
financial planning and provides for the accumulation of capital on a tax-deferred basis for retirement or other long-term purposes. The Policy also provides Annuity Payments after the Retirement Date. The Owner may select from a number of Annuity Payment Options, including a life annuity, joint life annuity, and life annuity for a guaranteed period. Annuity Payments may be on a variable basis, a fixed basis, or a combination thereof. (See "Annuity Payments.")

     The Policy is issued in consideration of the application and payment of the initial Purchase Payment. The minimum initial Purchase Payment for non-qualified policies is $2,000. For qualified plans, the initial Purchase Payment must be at least $1,200, unless Purchase Payments will be made by means of a bank draft authorization or a group payment method approved in advance by us. (See "Purchase Payments.") The Policy can be purchased for a single Purchase Payment. However, additional Purchase Payments may be paid at the Policyowner's option (within certain limits). (See "Purchase Payments.") The Policy can be purchased on a non-qualified tax basis or it can be purchased and used in connection with plans qualifying for favorable Federal income tax treatment.


     THE VARIABLE ACCOUNT.   The Variable Account currently has 21 Investment
Divisions. Each Investment Division invests solely in shares of a corresponding mutual fund portfolio of one of several Funds. Currently the following 21 separate investment portfolios are available:


TMK/UNITED FUNDS, INC.                        DREYFUS VARIABLE INVESTMENT FUND
  MONEY MARKET PORTFOLIO                       CAPITAL APPRECIATION PORTFOLIO
  BOND PORTFOLIO                               SMALL CAP PORTFOLIO
  GROWTH PORTFOLIO                             GROWTH AND INCOME PORTFOLIO
  HIGH INCOME PORTFOLIO                        QUALITY BOND PORTFOLIO
  INCOME PORTFOLIO                           MFS VARIABLE INSURANCE TRUST
  SMALL CAP PORTFOLIO                          EMERGING GROWTH SERIES
  SCIENCE AND TECHNOLOGY PORTFOLIO             RESEARCH SERIES
FEDERATED INSURANCE SERIES                     UTILITIES SERIES
  EQUITY INCOME FUND II                      WARBURG PINCUS TRUST
  FUND FOR U.S. GOVERNMENT SECURITIES II       INTERNATIONAL EQUITY PORTFOLIO
SCUDDER VARIABLE LIFE INVESTMENT FUND        WARBURG PINCUS TRUST II
  INTERNATIONAL PORTFOLIO                      FIXED INCOME PORTFOLIO
  GLOBAL DISCOVERY PORTFOLIO                   GLOBAL FIXED INCOME PORTFOLIO




















Each of these Portfolios has a different investment objective.  (See "The
Funds.")

     The Policyowner determines the allocation of Purchase Payments and Policy Value among the Investment Divisions of the Variable Account. Because the Policy Value depends on the investment experience of the selected Investment Divisions, the Owner bears the entire investment risk under the Policy for all Purchase Payments allocated to, and amounts transferred to, the Variable Account. (See "Allocation of Purchase Payments.") Prior to the Retirement Date, the Policyowner may transfer the Policy Value from one Investment Division to one or more other Investment Divisions up to twelve times per Policy Year at no cost. After the Retirement Date, the Annuitant may reallocate the value of the Annuitant's interest in the Investment Divisions once each Policy Year at no cost. (See "Transfers.")

     THE FIXED ACCOUNT.   The Fixed Account is a part of the General Account of
United Investors Life Insurance Company. The General Account consists of all assets of United Investors Life Insurance Company other than those in any separate account. We guarantee that we will credit interest at a rate of not less than the Guaranteed Minimum Interest Rate of 4% per year to amounts allocated to the Fixed Account. We may credit interest at a rate in excess of the Guaranteed Minimum Interest Rate. ANY EXCESS INTEREST CREDITED WILL BE DETERMINED IN OUR SOLE DISCRETION. THE OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE GUARANTEED MINIMUM INTEREST RATE. The Fixed Account may not be available in all states. (See "Fixed Account.")

     The Policyowner determines the allocation of Purchase Payments and Policy Value to the Fixed Account. Prior to the Retirement Date, the Policyowner may transfer all or part of the values held in the Fixed Account to one or more of the Investment Divisions of the Variable Account, subject to certain restrictions. (See "Transfers.") After the Retirement Date, transfers from the Fixed Account to the Investment Divisions of the Variable Account are not allowed. After the Retirement Date values held in the Investment Divisions of the Variable Account may be transferred to the Fixed Account only once per policy year. (See "Transfers.")

     POLICY VALUE.   On the Policy Date, the Policy Value equals the initial
Purchase Payment less any applicable premium taxes plus any accrued interest from the date of receipt of the initial Purchase Payment to the Policy Date. Thereafter, the Policy Value will increase or decrease from day to day depending on the investment experience of the selected Investment Divisions.

     The Policy Value is equal to the Variable Account Value plus the Fixed Account Value prior to the Retirement Date. (See "Fixed Account.") Variable Account Value is not guaranteed. The Policy Value will reflect the investment performance of the selected Investment Divisions, the charges imposed in connection with the Policy, and indirectly the expenses of the Portfolios. (See "Policy Value.") Accordingly, although the Policy offers the possibility that the Policy Value will increase, there is no assurance that it will increase, and it may decrease.

     SURRENDER AND PARTIAL WITHDRAWALS.   You may surrender the Policy at any
time prior to the Retirement Date for the Surrender Value, which is the Policy Value less any applicable Withdrawal Charge, the Annual Contract Maintenance Charge, the Optional Death Benefit Rider Charge (if applicable), and applicable deductions for premium taxes. You may also make partial withdrawals of the Policy Value at any time prior to the Retirement Date. However, amounts withdrawn during the first six Policy Years following receipt of a Purchase Payment may be subject to a Withdrawal Charge. (See "Surrender and Partial Withdrawals.") In addition, withdrawals may be taxable and subject to a penalty tax. For certain Qualified Policies, withdrawals may be severely restricted and/or penalized. (See "Federal Tax Matters.")


     DEATH BENEFIT.   The Policy provides a Death Benefit if an Owner dies
before the Retirement Date. Upon the death of any Owner prior to the Retirement Date, certain distribution requirements under Federal income tax laws will apply. (See "Death Benefit.") The Death Benefit under the Policy will be paid in a lump sum or under one of the Annuity Payment Options. (See

"Death Benefit," and "Annuity Payments.") No Death Benefit will be paid if the Annuitant or Owner dies after the Retirement Date unless provided for in the Annuity Payment Option then in effect. (See "Death Benefit.")


     If death of the Annuitant occurs prior to the Retirement Date and the Annuitant is also an Owner or a Joint Owner of the Policy, the rules governing distribution of death benefit proceeds in the event of the death of the Owner shall apply. (See "Death Benefit.")

     An Optional Death Benefit Rider is available for an extra charge of 0.17% annually of the average death benefit amount. (See "Death Benefit.")

     CHARGES AND DEDUCTIONS.   United Investors does not impose any charge or
deduction against a Purchase Payment prior to its allocation to the Variable Account or Fixed Account (except for a charge for any premium taxes incurred at the time the Purchase Payment is accepted). Deductions are made from the values in the Investment Divisions and the Fixed Account to pay for various expenses and risks that we incur.

     A sales charge in the form of a withdrawal charge ("Withdrawal Charge") is assessed against each Purchase Payment withdrawn or applied under an Annuity Payment Option within six years after the Purchase Payment is received. The Withdrawal Charge is 7% of Purchase Payments less than two years old, and decreases to 3% on Purchase Payments that are 5 years old. Purchase Payments 6 years old or older are not subject to Withdrawal Charges. (See "Withdrawal Charge.")

     A Transaction Charge of up to $20 will apply if more than twelve withdrawals are made in a Policy Year. (See "Transaction Charge.") Withdrawals may be taxable and subject to a penalty tax. (See "Federal Tax Matters.")

     An Annual Contract Maintenance Charge of $35 is made on each Policy Anniversary and at the time a Policy is surrendered to partially compensate United Investors for the cost of administering the Policy. This charge is waived on any Policy Anniversary on which cumulative Purchase Payments less withdrawals equals or exceeds $30,000. (See "Annual Contract Maintenance Charge.") This annual deduction will be made from the variable Investment Divisions in the same proportion that their values bear to the total Variable Account Value. There is also a daily charge at an annual rate of 0.15% of the daily value of the Investment Divisions, for the costs of administering the Variable Account and the Policies. (See "Administration Fee.")

     A daily charge, at an annual rate of 1.25% of the daily value of the Investment Divisions, will be deducted from the Investment Divisions for United Investors' assumption of certain mortality and expense risks incurred in connection with the Policy. (See "Mortality and Expense Risk Charge.") There is no Mortality and Expense Risk Charge for amounts in the Fixed Account.

     SUMMARY OF FEES AND CHARGES. The following information summarizes the fees and charges payable by the Owner of a Policy:


CONTRACT OWNER TRANSACTION EXPENSES:
  Maximum Withdrawal Charge............................................    7%
  Maximum Transaction Charge (for each Withdrawal in excess
     of 12 per Policy Year)............................................  $20
  Transfer fee (maximum of 12 transfers in a Policy Year)..............  $ 0

MAXIMUM ANNUAL CONTRACT MAINTENANCE CHARGE.............................  $35



VARIABLE ACCOUNT ANNUAL EXPENSES (expressed as a percentage of the average daily net assets of each Investment Division of the Variable Account):

  Mortality and Expense Risk Charge.................  1.25%
  Administration Fee................................  0.15%
                                                      ----
Total Variable Account Annual Expenses:.............  1.40%


Optional Death Benefit Rider Charge: 0.17% (annually) of the average death benefit amount

                       PORTFOLIO ANNUAL EXPENSES (1)


     (expressed as a percentage of net assets of each Portfolio) (2)


                                                                                  TOTAL
                                                                                PORTFOLIO
                                            MANAGEMENT       OTHER               ANNUAL
                                              FEE (3)     EXPENSES (3)        EXPENSES (3)
                                            (after any     (after any       (after waiver or
         PORTFOLIO                            waiver)    reimbursement)      reimbursement)
         ---------                          -----------  --------------     ----------------
TMK/United Funds, Inc.
  Money Market Portfolio....................      0.50%           0.11%              0.61%
  Bond Portfolio............................      0.53%           0.06%              0.59%
  High Income Portfolio.....................      0.65%           0.06%              0.71%
  Growth Portfolio..........................      0.70%           0.03%              0.73%
  Income Portfolio..........................      0.70%           0.03%              0.73%
  Small Cap Portfolio.......................      0.85%           0.06%              0.91%
  Science and Technology Portfolio..........      0.70%           0.03%              0.73%

Federated Insurance Series
  Equity Income Fund II.....................      0.00%           0.85%              0.85%
  Fund for U.S. Government Securities II....      0.00%           0.80%              0.80%

Scudder Variable Life Investment Fund
  International Portfolio...................      0.86%           0.19%              1.05%
  Global Discovery Portfolio................      0.16%           1.34%              1.50%

Dreyfus Variable Investment Fund
  Capital Appreciation Portfolio............      0.75%           0.05%              0.80%
  Small Cap Portfolio.......................      0.75%           0.03%              0.78%
  Growth and Income Portfolio...............      0.75%           0.03%              0.78%
  Quality Bond Portfolio....................      0.65%           0.08%              0.73%

MFS Variable Insurance Trust
  Emerging Growth Series....................      0.75%           0.25%              1.00%
  Research Series...........................      0.75%           0.25%              1.00%
  Utilities Series..........................      0.75%           0.25%              1.00%

Warburg Pincus Trust
  International Equity Portfolio............       .__%            .__%               .__%

Warburg Pincus Trust II
  Fixed Income Portfolio....................       .__%            .__%               .__%
  Global Fixed Income Portfolio.............       .__%            .__%               .__%


_________________________


(1) The Portfolio Annual Expenses shown above are assessed at the underlying mutual fund level and are not direct charges against Variable Account assets or reductions from Policy Value. These underlying Portfolio Annual Expenses are taken into consideration in computing each underlying Portfolio's net asset value which is the share price used to calculate the unit values of the Investment Divisions of the Variable Account. The Management Fees and Other Expenses, some of which are subject to fee waivers or expense reimbursements, are more fully described in the prospectus for each individual underlying mutual fund. The information relating to the underlying Portfolio Annual Expenses was provided by the underlying mutual fund and was not independently verified by United Investors.

(2) The percentages are based on expenses incurred for the year ended December 31, 1996, except for the following new Portfolios, where the figures are estimates for the year ending December 31, 1997: TMK/United Science and Technology Portfolio; Federated Equity Income II Portfolio; Scudder Global Discovery Portfolio; Warburg Pincus Fixed Income Portfolio; and Warburg Pincus Global Fixed Income Portfolio.


(3) With respect to certain Portfolios, the Portfolio's investment adviser is waiving part or all of its Management Fee and reimbursing part or all of the Other Expenses. Absent the waiver or reimbursement, the expenses (1996 actual or 1997 estimated, as the case may be) of these Portfolios would have been as indicated below:


                                                                                          TOTAL
                                                                                        PORTFOLIO
                                                       MANAGEMENT       OTHER             ANNUAL
                                                          FEE          EXPENSES          EXPENSES
                                                      (before any    (before any    (before waiver or
            PORTFOLIO                                   waiver)     reimbursement)    reimbursement)
            ---------                                 ------------  --------------  ------------------
  Federated Equity Income Fund II.....................     0.75 %         1.07 %             1.82 %
  Federated Fund for U.S. Government Securities II....     0.60 %         1.21 %             1.81 %
  Scudder International Portfolio.....................     0.875%          .__ %              .__ %
  Scudder Global Discovery Portfolio..................     0.975%          .__ %              .__ %
  MFS Emerging Growth Series..........................     0.75 %         0.41 %             1.16 %
  MFS Research Series.................................     0.75 %         0.73 %             1.48 %
  MFS Utilities Series................................     0.75 %         2.00 %             2.75 %
  Warburg Pincus International Equity Portfolio.......     1.00 %          .__ %              .__ %
  Warburg Pincus Fixed Income Portfolio...............     0.50 %          .__ %              .__ %
  Warburg Pincus Global Fixed Income Portfolio........     1.00 %          .__ %              .__ %



     EXPENSE EXAMPLES. The purpose of the following Example Tables is to assist the Owner in understanding the various costs and expenses that an Owner will bear directly and indirectly. The Tables reflect charges and expenses of the Variable Account and charges and expenses of the Portfolios for the year ended December 31, 1996, where available, or estimates for new Portfolios (after any fee waiver or expense reimbursement); the Portfolios' charges and expenses for future years may be higher or lower. For more information on the charges summarized in these Tables, see "Charges and Deductions," and the Prospectuses for the Portfolios.

                   EXAMPLE 1 (assuming basic death benefit)

  If you surrender your contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:


          INVESTMENT DIVISION                       1 YEAR   3 YEARS
          -------------------                       -------  -------
TMK/United Money Market............................. $90.10  $124.75

TMK/United Bond..................................... $89.90  $124.15

TMK/United High Income.............................. $91.10  $127.77

TMK/United Growth................................... $91.30  $128.38

TMK/United Income................................... $91.30  $128.38

TMK/United Small Cap................................ $93.10  $133.79

TMK/United Science and Technology................... $91.30  $128.38
Federated Equity Income Fund II..................... $92.50  $131.99
Federated Fund for U.S. Government Securities II.... $92.00  $130.48
Scudder International............................... $94.50  $137.99
Scudder Global Discovery............................ $99.00  $151.40
Dreyfus Capital Appreciation........................ $92.00  $130.48
Dreyfus Small Cap................................... $91.80  $129.88
Dreyfus Growth and Income........................... $91.80  $129.88
Dreyfus Quality Bond................................ $91.30  $128.38
MFS Emerging Growth Series.......................... $94.00  $136.49
MFS Research Series................................. $94.00  $136.49
MFS Utilities Series................................ $94.00  $136.49
Warburg Pincus International Equity.................  _____    _____
Warburg Pincus Fixed Income.........................  _____    _____
Warburg Pincus Global Fixed Income..................  _____    _____

  If you annuitize or do not surrender your contract, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:


          INVESTMENT DIVISION                       1 YEAR   3 YEARS
          -------------------                       -------  -------
TMK/United Money Market............................  $20.10   $64.75

TMK/United Bond....................................  $19.90   $64.15

TMK/United High Income.............................  $21.10   $67.77

TMK/United Growth..................................  $21.30   $68.38

TMK/United Income..................................  $21.30   $68.38

TMK/United Small Cap...............................  $23.10   $73.79

TMK/United Science and Technology..................  $21.30   $68.38
Federated Equity Income Fund II....................  $22.50   $71.99
Federated Fund for U.S. Government Securities II...  $22.00   $70.48
Scudder International..............................  $24.50   $77.99
Scudder Global Discovery...........................  $29.00   $91.40
Dreyfus Capital Appreciation.......................  $22.00   $70.48
Dreyfus Small Cap..................................  $21.80   $69.88
Dreyfus Growth and Income..........................  $21.80   $69.88
Dreyfus Quality Bond...............................  $21.30   $68.38
MFS Emerging Growth Series.........................  $24.00   $76.49
MFS Research Series................................  $24.00   $76.49
MFS Utilities Series...............................  $24.00   $76.49
Warburg Pincus International Equity................   _____    _____
Warburg Pincus Fixed Income........................   _____    _____
Warburg Pincus Global Fixed Income.................   _____    _____

                  EXAMPLE 2 (assuming optional death benefit)

  If you surrender your contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:


          INVESTMENT DIVISION                       1 YEAR   3 YEARS
          -------------------                       -------  -------
TMK/United Money Market............................  $90.10  $128.22

TMK/United Bond....................................  $89.90  $127.61

TMK/United High Income.............................  $91.10  $131.23

TMK/United Growth..................................  $91.30  $131.83

TMK/United Income..................................  $91.30  $131.83

TMK/United Small Cap...............................  $93.10  $137.24

TMK/United Science and Technology..................  $91.30  $131.83
Federated Equity Income Fund II....................  $92.50  $135.44
Federated Fund for U.S. Government Securities II...  $92.00  $133.94
Scudder International..............................  $94.50  $141.43
Scudder Global Discovery...........................  $99.00  $154.82
Dreyfus Capital Appreciation.......................  $92.00  $133.94
Dreyfus Small Cap..................................  $91.80  $133.33
Dreyfus Growth and Income..........................  $91.80  $133.33
Dreyfus Quality Bond...............................  $91.30  $131.83
MFS Emerging Growth Series.........................  $94.00  $139.93
MFS Research Series................................  $94.00  $139.93
MFS Utilities Series...............................  $94.00  $139.93
Warburg Pincus International Equity................   _____    _____
Warburg Pincus Fixed Income........................   _____    _____
Warburg Pincus Global Fixed Income.................   _____    _____


  If you annuitize or do not surrender your contract, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:


          INVESTMENT DIVISION                       1 YEAR   3 YEARS
          -------------------                       -------  -------
TMK/United Money Market............................  $20.10   $68.22

TMK/United Bond....................................  $19.90   $67.61

TMK/United High Income.............................  $21.10   $71.23

TMK/United Growth..................................  $21.30   $71.83

TMK/United Income..................................  $21.30   $71.83

TMK/United Small Cap...............................  $23.10   $77.24

TMK/United Science and Technology..................  $21.30   $71.83
Federated Equity Income Fund II....................  $22.50   $75.44
Federated Fund for U.S. Government Securities II...  $22.00   $73.94
Scudder International..............................  $24.50   $81.43
Scudder Global Discovery...........................  $29.00   $94.82
Dreyfus Capital Appreciation.......................  $22.00   $73.94
Dreyfus Small Cap..................................  $21.80   $73.33
Dreyfus Growth and Income..........................  $21.80   $73.33
Dreyfus Quality Bond...............................  $21.30   $71.83
MFS Emerging Growth Series.........................  $24.00   $79.93
MFS Research Series................................  $24.00   $79.93
MFS Utilities Series...............................  $24.00   $79.93
Warburg Pincus International Equity................   -----    -----
Warburg Pincus Fixed Income........................   -----    -----
Warburg Pincus Global Fixed Income.................   -----    -----


     In addition, United Investors will deduct a charge for premium taxes when they are incurred.


     THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES AND THE ACTUAL EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN. The $35 Annual Contract Maintenance Charge is reflected in these examples as a charge of 0.13% of the net assets.


     "FREE LOOK" PERIOD.   You may cancel the Policy by returning it within 10
days after you receive it. When we receive the Policy we will cancel it and generally refund the Policy Value plus any charges deducted prior to allocation to the Investment Divisions or the Fixed Account. In some states, we will instead refund all Purchase Payments that we have received. (See "Free Look Period.") The Free Look Period may be extended where required by state law.


     OWNER INQUIRIES.   All inquiries regarding the Policy should be addressed
or directed to the sales agent who sold the Policy or to United Investors' Administrative Office at the following address:


                    United Investors Life Insurance Company
                    Administrative Office
                    P.O. Box 219065
                    Dallas, TX  75221-9065
                    Phone:  (800) 453-1271

     All inquiries should include the Policy number and the Annuitant's name and Owner's name, if different.

                                   *   *   *

NOTE: The foregoing summary is qualified in its entirety by the detailed information in the remainder of this Prospectus and in the Prospectuses for the Portfolios, all of which should be referred to for more detailed information. With respect to Qualified Policies, it should be noted that the requirements of a particular retirement plan, an endorsement to the Policy, or limitations or penalties imposed by the Internal Revenue Code may impose limits or restrictions on Purchase Payments, surrenders, distributions or benefits, or on other provisions of the Policies, and this Prospectus does not describe any such limitations or restrictions. (See "Federal Tax Matters.")






















                               PUBLISHED RATINGS

     We may publish in advertisements, sales literature, and reports to Policyowners, the ratings and other information assigned to us by one or more independent insurance industry analyst or rating organizations such as A.M. Best Company, Standard & Poor's Corporation, and Weiss Research, Inc. These ratings reflect the current opinion of an insurance company's financial strength and operating performance in comparison to the norms for the insurance industry; they do not reflect the strength, performance, or safety (or lack thereof) of the Variable Account. The claims-paying ability rating as measured by Standard & Poor's is an opinion of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms.

These ratings should not be considered as bearing on the investment performance of the assets held in the Variable Account or the degree of risk associated with an investment in the Variable Account.


                  UNITED INVESTORS LIFE INSURANCE COMPANY AND
                          RETIREMAP VARIABLE ACCOUNT

UNITED INVESTORS LIFE INSURANCE COMPANY

     United Investors Life Insurance Company is a stock life insurance company that was incorporated in the State of Missouri on August 17, 1981, as the successor to a company of the same name established in Missouri on September 27, 1961. United Investors is a wholly-owned subsidiary of United Investors Management Company (formerly TMK/United, Inc.), which in turn is indirectly owned by Torchmark Corporation. United Investors is principally engaged in offering life insurance and annuity contracts and is admitted to do business in the District of Columbia and all states except New York.


RETIREMAP VARIABLE ACCOUNT

     The RetireMAP Variable Account (the "Variable Account") is currently divided into 21 Investment Divisions. Each Investment Division invests exclusively in shares of a single mutual fund portfolio. Income and both realized and unrealized gains or losses from the assets of each Investment Division are credited to or charged against that Investment Division without regard to income, gains or losses from any other Investment Division of the Variable Account or arising out of any other business United Investors may conduct.

     Although the assets in the Variable Account are the property of United Investors, the assets in the Variable Account attributable to the Policies are not chargeable with liabilities arising out of any other business which United Investors may conduct. The Variable Account was established by United Investors as a segregated asset account on September 20, 1996. The Variable Account will receive and invest the Purchase Payments allocated to it under the Policies.

     The Variable Account has been registered as a unit investment trust under the Investment Company Act of 1940 and meets the definition of a separate account under the Federal securities law. Registration with the Securities and Exchange Commission does not involve supervision of the management or investment practices or policies of the Variable Account or United Investors by the Commission.

THE FUNDS

     Each Investment Division invests exclusively in a designated series of shares, representing an interest in a particular Portfolio of one of several Funds, which are summarized below. Within each Fund, the assets of each Portfolio are held separate from the assets of the other Portfolios. Thus, each Portfolio operates as a separate investment portfolio, and the income or losses of one Portfolio have no effect on the investment performance of any other Portfolio.

     The investment objectives and policies of each Portfolio are summarized below. There is no assurance that any of the Portfolios will achieve their stated objectives. More detailed information, including a description of risks, is in the Funds' prospectuses, which accompany this Prospectus and which should be read carefully in conjunction with this Prospectus and retained.

     The Funds are designed as investment vehicles for variable annuity or variable life insurance contracts of various insurance companies. For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies, see the Funds' prospectuses.


     The following 21 Portfolios of the Funds are currently offered to Policyowners through the Investment Divisions of the Variable Account:

TMK/United Funds, Inc.
----------------------

     TMK/United Money Market Portfolio seeks to maximize current income consistent with stability of principal. It may invest in money market securities such as bank obligations and instruments secured by bank obligations, commercial paper and corporate debt obligations and obligations of the U.S. and Canadian Governments or their respective agencies and instrumentalities. Investments in the Money Market Portfolio are neither insured nor guaranteed by the U.S. Government and there is no assurance that the portfolio will be able to maintain a stable per share net asset value.

     TMK/United Bond Portfolio seeks current income with an emphasis on preservation of capital. It will invest primarily in debt securities of varying yields, qualities, and maturities.


     TMK/United High Income Portfolio primarily seeks high current income. As a secondary goal it will seek capital growth when consistent with the primary goal. It will invest primarily in high-yield, high risk fixed-income securities (commonly known as "junk bonds"), but may have up to 20% of its assets in common stocks. High-yield fixed-income securities may have an increased risk of default and greater market price volatility than higher rated securities due to various circumstances. See "Debt Securities" in the TMK/United Funds, Inc. prospectus for a further description of the risk factors.

     TMK/United Growth Portfolio primarily seeks capital growth. As a secondary goal it will seek current income. It will invest primarily in common stocks or securities convertible into common stocks.

     TMK/United Income Portfolio seeks to maintain current income, subject to market conditions. It will invest primarily in common stocks or securities convertible into common stocks.




     TMK/United Small Cap Portfolio seeks capital growth through a diversified holding of securities, primarily in the common stocks of, or securities convertible into the common stocks of, relatively new or unseasoned companies, companies which are in their early stages of development or smaller companies positioned in new and emerging industries where the opportunity for rapid growth is above average.


     TMK/United Science and Technology Portfolio seeks long-term capital growth through investments primarily in science and technology securities.


Federated Insurance Series
--------------------------


     Federated Equity Income Fund II's investment objective is to provide above average income and capital appreciation. It attempts to achieve its objectives by investing at least 65% of its assets in income-producing equity securities.


     Federated Fund for U.S. Government Securities II seeks current income by investing in a professionally managed, diversified portfolio limited to U.S. government securities (i.e., securities issued or guaranteed as to payment of principal and interest by the U.S. government, its agencies or instrumentalities).


Scudder Variable Life Investment Fund
-------------------------------------


     Scudder International Portfolio seeks long-term growth of capital principally through diversified holdings or marketable foreign equity investments. It invests in companies, wherever organized, which do business primarily outside the limited states. It invests primarily in equity securities of established companies, listed on foreign exchanges.


     Scudder Global Discovery Portfolio seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world. It generally invests in small, rapidly growing companies that offer the potential for above-average returns relative to larger companies, yet are frequently overloaded and thus undervalued by the market.


Dreyfus Variable Investment Fund
--------------------------------


     Dreyfus Capital Appreciation Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This series invests primarily of common stocks of domestic and foreign issuers.


     Dreyfus Small Cap Portfolio's investment objective is to maximize capital appreciation. This series invests primarily in common stocks of domestic and foreign issuers. This series will be particularly alert to emerging smaller-sized companies which are believed to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.


     Dreyfus Growth and Income Portfolio's investment objective is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. This series invests primarily in equity securities, debt securities and money market instruments of domestic and foreign issuers.


     Dreyfus Quality Bond Portfolio's investment objective is to provide the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity. This series principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and U.S. major banking institutions.


MFS Variable Insurance Trust
----------------------------


     MFS Emerging Growth Series seeks long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the series' investment objective of long-term growth of capital. The series' policy is to invest primarily in common stocks of companies that are early in their life cycles but which are believed to have the potential to become major enterprises (emerging growth companies). The series may also invest in more-established companies whose earnings growth are expected to accelerate due to unique opportunities.


     MFS Research Series seeks to provide long-term growth of capital and future income. The series is an equity portfolio combining U.S. and foreign stocks of all sizes and many industries. The series is managed by a committee of equity research analysts, rather than by an individual manager. Each analyst presents his or her "best idea." Industry and sector weightings are then reviewed by the committee as a whole. This system of individual expertise balanced by consensus can open doors to many equity opportunities.


     MFS Utilities Series seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities). This series takes a balanced approach to investing. The series, under normal circumstances, will have at least 65% of its assets (but up to 100% at the discretion of the manager) allocated between stocks and bonds of both domestic and foreign companies, primarily in the utilities industry. The manager has the flexibility to invest up to 35% of the series' net assets in foreign securities.


Warburg Pincus Trust
--------------------


     Warburg Pincus International Equity Portfolio's investment objective is to seek long-term capital appreciation. It pursues its investment objective by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that have their principal business activities and interests outside the United States.


Warburg Pincus Trust II
-----------------------


     Warburg Pincus Fixed Income Portfolio seeks total return consistent with prudent investment management. It pursues its investment objective by investing, under normal market conditions, at least 65% of its total assets in fixed income securities.


     Warburg Pincus Global Fixed Income Portfolio seeks total return consistent with prudent investment management, consisting of combination of interest income, currency gains and capital appreciation. It pursues its objective by investing, under normal market conditions, at least 65% of its total assets in fixed income obligations of governmental and corporate issuers denominated in various currencies.


 FUND MANAGEMENT AND FEES


     TMK/United Money Market, Bond, High Income, Growth, Income, Small Cap, and Science and Technology Portfolios. Waddell & Reed Investment Management Company ("W&R") is the manager of TMK/United Funds, Inc. and provides investment advisory services to that Fund. W&R is a wholly-owned subsidiary of Waddell & Reed, Inc. which is a direct subsidiary of Waddell & Reed Financial Services, Inc. and an indirect subsidiary of United Investors Management Company and Torchmark Corporation. Each Portfolio pays W&R a fee for managing its investments consisting of two elements: (i) a specific fee computed on each Portfolio's net asset value at the close of business each day at the following annual rates:

                                             Specific Fee
                                               Annual Rate
          Portfolio                        (% of net assets)
          ---------                        -----------------
          Money Market                           none
          Bond                                   0.03%
          High Income                            0.15%
          Growth                                 0.20%
          Income                                 0.20%
          Small Cap                              0.35%
          Science and Technology                 0.20%


and (ii) a pro rata participation based on the relative net asset size of each Portfolio in a "Group" fee computed each day on the combined net asset values of all of the Portfolios of TMK/United Funds, Inc. at the following annual rates:


                                                  Group Fee
          Group Net Asset
                                                  Annual Rate
          Level ($ millions)                    (% of net assets)
          ------------------                    -----------------
          $0 - $750                                   0.51%
          $750 - $1,500                               0.49%
          $1,500 - $2,250                             0.47%
          over $2,250                                 0.45%



     Federated Equity Income Fund II and Fund for U.S. Government Securities II. Federated Advisers is the investment adviser of Federated Insurance Series and provides investment advisory services to the Fund. Federated Advisers is a subsidiary of Federated Investors, whose voting shares are owned by a trust whose trustees are the Chairman of Federated Investors, his wife, and his son. Each Portfolio pays Federated Advisers a fee for managing its investments at the following annual rates:


                                                       Advisory Fee
                                                        Annual Rate
          Portfolio                                   (% of net assets)
          ---------                                   -----------------
          Equity Income Fund II                            0.75%
          Fund for U.S. Government Securities II           0.60%



     Scudder International and Global Discovery Portfolios. Scudder, Stevens & Clark, Inc. ("Scudder"), is the investment adviser of Scudder Variable Life Investment Fund and provides investment advisory services to that Fund. Each Portfolio pays Scudder a fee for managing its investments at the following annual rates:


                                                  Advisory Fee
                                                   Annual Rate
          Portfolio                             (% of net assets)
          ---------                             -----------------
          International                               0.875%
          Global Discovery                            0.975%

     Dreyfus Capital Appreciation, Small Cap, Growth and Income, and Quality Bond Portfolios. The Dreyfus Corporation ("Dreyfus") is the investment adviser of Dreyfus Variable Investment Fund and provides investment advisory services to that Fund. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation. Fayez Sarofim & Co. is the sub-investment adviser of the Capital Appreciation Portfolio, for which it provides investment advisory assistance and day-to-day management. Each Portfolio pays investment management fees at the following annual rates:


                                                 Advisory Fee
                                                 Annual Rate
          Portfolio                           (% of net assets)
          ---------                           -----------------
          Capital Appreciation                      0.75%
          Small Cap                                 0.75%
          Growth and Income                         0.75%
          Quality Bond                              0.65%



     MFS Emerging Growth, Research, and Utilities Series. Massachusetts Financial Services Company ("MFS") is the investment adviser of MFS Variable Insurance Trust and provides investment advisory services to that Fund. MFS is a subsidiary of Sun Life of Canada (U.S.), which in turn is a wholly-owned subsidiary of Sun Life Assurance Company of Canada. Each Portfolio pays MFS a fee for managing its investments at the following annual rates:


                                               Advisory Fee
                                                Annual Rate
          Portfolio                          (% of net assets)
          ---------                          -----------------
          Emerging Growth Series                      0.75%
          Research Series                             0.75%
          Utilities Series                            0.75%



     Warburg Pincus Fixed Income, Global Fixed Income, and International Equity Portfolios. Warburg, Pincus Counsellors, Inc. ("Warburg"), is the investment adviser of Warburg Pincus Trust and Warburg Pincus Trust II and provides investment advisory services to those Funds. Warburg is a wholly-owned subsidiary of Warburg, Pincus Counsellors G.P. and is controlled by E.M. Warburg, Pincus & Co., Inc. Each Portfolio pays Warburg a fee for managing its investments at the following annual rates:


                                                      Advisory Fee
                                                      Annual Rate
          Portfolio                                (% of net assets)
          ---------                                -----------------
         International Equity Portfolio               1.00%
          Fixed Income Portfolio                      0.50%
          Global Fixed Income Portfolio               1.00%


                                 FIXED ACCOUNT

     THAT PORTION OF THE POLICY RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION.

     The Fixed Account is a part of the General Account of United Investors Life Insurance Company. The General Account consists of all assets of United Investors Life Insurance Company other than those in any separate account. We guarantee that we will credit interest at a rate of not less than the Guaranteed Minimum Interest Rate of 4% per year to amounts allocated to the Fixed Account. We may credit interest at a rate in excess of the Guaranteed Minimum Interest Rate. ANY EXCESS INTEREST CREDITED WILL BE DETERMINED IN OUR SOLE DISCRETION. THE OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE GUARANTEED MINIMUM INTEREST RATE. The Fixed Account may not be available in all states. (See "Fixed Account" in the Statement of Additional Information.)

     The Policyowner determines the allocation of Purchase Payments and Policy Value to the Fixed Account. Prior to the Retirement Date, the Policyowner may transfer all or part of the values held in the Fixed Account to one or more of the Investment Divisions of the Variable Account, subject to certain restrictions. (See "Transfers.") After the Retirement Date, transfers from the Fixed Account to the Investment Divisions of the Variable Account are not allowed. After the Retirement Date values held in the Investment Divisions of the Variable Account may be transferred to the Fixed Account not more often than once per policy year. (See "Transfers.")


                                  THE POLICY

     The Policy is a Deferred Variable Annuity. The rights and benefits of the Policy are described below and in the Policy. The obligations under the Policies are obligations of United Investors. However, United Investors reserves the right to make any modification to conform the Policy to, or to give the Owner the benefit of, any Federal or state statute or rule or regulation.

     The Policy may be purchased on a non-qualified tax basis ("Nonqualified Policy"). The Policy may also be purchased and used in connection with plans qualifying for favorable Federal income tax treatment ("Qualified Policy").


ISSUANCE OF A POLICY


     Individuals wishing to purchase a Policy must complete an application and send it to United Investors' Administrative Office. Acceptance is subject to United Investors' rules, and United Investors reserves the right to reject any application or Purchase Payment. If the application can be accepted in the form received, the initial Purchase Payment will be applied within two Valuation Dates after the latter of receipt of the application or receipt of the initial Purchase Payment. If the initial Purchase Payment, plus any accrued interest, cannot be applied because the application is incomplete or for any other reason, the applicant will be contacted and given an explanation for the delay and the initial Purchase Payment will be returned within five Valuation Dates after receipt unless the applicant consents to United Investors' retaining the initial Purchase Payment and applying it as soon as the necessary requirements are fulfilled. No Policy will be issued if either the Annuitant or the Owner are over age 85 last birthday on the date the application is signed. Coverage will only become effective on the Policy Date.

PURCHASE PAYMENTS

     The minimum initial Purchase Payment for Nonqualified Policies is $2,000. For Qualified Policies, the initial Purchase Payment must be at least $1,200 (as an exception for Qualified Policies, if Purchase Payments will be made by means of a bank draft authorization or a group payment method approved in advance by us, we will accept installments of $100 per month totaling at least $1,200 in the first year). Additional Purchase Payments may be made in amounts of $100 or more.


ALLOCATION OF PURCHASE PAYMENTS

     The Policyowner determines in the application how the initial Net Purchase Payment will be allocated among the Investment Divisions of the Variable Account and the Fixed Account. You may allocate any whole percentage of Net Purchase Payments, from 0% to 100%. Between the date that the initial Purchase Payment was received and the Policy Date, interest will be credited on the Purchase Payment as if it had been invested in the Money Market Investment Division.

     If we receive an additional purchase payment, the Net Purchase Payment will be allocated to the Investment Divisions and the Fixed Account as of the Valuation Date it is received by United Investors at its Home Office according to the allocation percentage specified in your application, unless subsequently changed.

     The Policy Value will vary with the investment performance of the Investment Divisions you select, and you bear the entire risk for amounts allocated to the Variable Account. You should periodically review your allocations of Policy Value in light of all relevant factors, including market conditions and your overall financial planning requirements.


POLICY VALUE

     The Policy Value prior to the Retirement Date is equal to the Variable Account Value plus the Fixed Account Value. Variable Account Values are not guaranteed. The Variable Account Value is equal to the sum of the values of the Investment Divisions of the Variable Account under the Policy. The value of each Investment Division is calculated first on the Policy Date and thereafter on each Valuation Date (a normal business day).

     Variable Account Value. On the Policy Date, the value of the Investment Divisions is equal to the amount of the initial Net Purchase Payment allocated to the Investment Divisions of the Variable Account plus any accrued interest from the date of the receipt of the initial Purchase Payment to the Policy Date. On any Valuation Date thereafter, the value of each Investment Division equals:

(1) the value of the Investment Division on the previous Valuation Date, as increased or decreased by the investment experience and daily charges for the Investment Division during the current Valuation Period; plus
(2) the amount of any Net Purchase Payments allocated to the Investment Division during the current Valuation Period; plus
(3) the amount of any transfers from other Investment Divisions or from the Fixed Account to the Investment Division during the current Valuation Period; minus
(4) the amount of any withdrawals (including any Withdrawal Charge or Transaction Charge) from the Investment Division during the current Valuation Period; minus
(5) the amount of any transfers from the Investment Division to other Investment Divisions or to the Fixed Account during the current Valuation Period; minus

(6)  the portion of the Annual Contract Maintenance Charge (and Optional
     Death Benefit Rider Charge, if applicable) allocated to the Investment Division during the current Valuation Period; minus
(7) the portion of any deduction for premium taxes allocated to the Investment Division during the current Valuation Period.

     Fixed Account Value. At the end of any Valuation Period, the Fixed Account Value is equal to:


(1)  the Fixed Account Value at the end of the previous Valuation Period;
     plus


(2) the sum of all Net Purchase Payments allocated to the Fixed Account during the current Valuation Period; plus


(3) any amounts transferred from the Variable Account to the Fixed Account during the current Valuation Period; plus


(4) total interest credited to the Fixed Account during the current Valuation Period; minus


(5) any amounts transferred from the Fixed Account to the Variable Account during the current Valuation Period; minus


(6) the portion of any withdrawals, Withdrawal Charges, and Transaction Charges allocated to the Fixed Account during the current Valuation Period;
     minus


(7) the portion of the Optional Death Benefit Rider Charge (if applicable) allocated to the Fixed Account during the current Valuation Period; minus


(8) the portion of any deduction for premium taxes which is allocated to the Fixed Account during the current Valuation Period.


SURRENDER AND PARTIAL WITHDRAWALS

     Withdrawals. You may make a partial withdrawal from the Policy Value, prior to the Retirement Date, by sending a Written Request to United Investors at its Home Office. A partial withdrawal must be for at least $100, and the Policy Value must be at least $1,000 after a partial withdrawal. If the Policy Value would be less than $1,000, we will treat the request for a partial withdrawal as a request for total surrender. A withdrawal will ordinarily be paid within seven days of receipt of the Written Request (unless the check for your Purchase Payment has not yet cleared your bank). United Investors may defer payment of any amounts from the Fixed Account for up to six months from the date of the request to surrender. If United Investors defers payment for more than 30 days, United Investors will pay interest on the amount deferred at a rate not less than the Guaranteed Minimum Interest Rate.

     If you do not specify that the partial withdrawal is to be made from particular Investment Divisions or the Fixed Account, the partial withdrawal will be made from the Fixed Account and the Variable Investment Divisions in the same proportion that their values bear to the total Policy Value.

     You may request up to 12 withdrawals per Policy Year without a Transaction Charge. If more than 12 withdrawals are requested during a Policy Year, there will be a $20 Transaction Charge (or 2% of the amount withdrawn, if less) for each withdrawal in addition to the 12 withdrawals. Also, Withdrawal Charges of up to 7% may apply, but each Policy Year you can withdraw up to 10% of the Policy Value without charge. (See "Withdrawal Charge" and "Transaction Charge.") Any Transaction Charge or Withdrawal Charge applicable to a withdrawal will be deducted from the remaining Policy Value, or from the amount paid if the remaining value is insufficient. No withdrawals may be made after the Retirement Date.

     Partial withdrawals may be subject to the 10% Federal tax penalty on early withdrawals and to income tax. (See "Federal Tax Matters.")

     Automatic Partial Withdrawals. You may also establish automatic partial withdrawals prior to the Retirement Date, by submitting a one-time Written Request. Withdrawals may be in fixed dollar amount on a monthly, quarterly, semi-annual or annual basis. The minimum amount of an automatic partial withdrawal is $100. The maximum amount of automatic partial withdrawals in any one policy year is 10% of the Policy Value.

     Automatic partial withdrawals are subject to all the other contract provisions and terms. If an additional withdrawal is made from a contract participating in automatic partial withdrawals, the automatic partial withdrawals will terminate automatically and may be resumed only on or after the next policy anniversary.

     Automatic partial withdrawals may be subject to the 10% Federal tax penalty on early withdrawals and to income tax. (See "Federal Tax Matters.")

     Surrender.   You may surrender the Policy for its Surrender Value, which is the Policy Value less any Withdrawal Charge, the Annual Contract Maintenance Charge, the Optional Death Benefit Rider Charge (if applicable) and applicable deductions for premium taxes by sending a Written Request to United Investors at its Home Office. (The Withdrawal Charge, described below, is only applicable if a surrender occurs in the first six Policy Years following receipt of a Purchase Payment.) The Annual Contract Maintenance Charge, described below, is assessed when a surrender occurs. A surrender will ordinarily be paid within seven days of receipt of the Written Request (unless the check for your Purchase Payment has not yet cleared your bank). The Policy will terminate as of the date of receipt of Written Request for surrender. Surrenders are generally taxable transactions, and may be subject to a 10% penalty tax. (See "Federal Tax Matters.") No surrender may be made after the Retirement Date.

     Restrictions Under the Texas Optional Retirement Program and Section 403(b)
Plans.   The Texas Educational Code permits participants in the Texas Optional
Retirement Program ("ORP") to withdraw or surrender their interest in a variable annuity contract issued under the ORP only upon (1) termination of employment in the Texas public institutions of higher education, (2) retirement, or (3) death. Accordingly, a participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before the account can be redeemed.

     Similar restrictions apply to variable annuity contracts used as funding vehicles for Internal Revenue Code Section 403(b) retirement plans. Section 403(b) of the Internal Revenue Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. In accordance with the requirements of Section 403(b), any Policy used for a
Section 403(b) plan will prohibit distributions of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and (iii) earnings on amounts attributable to elective contributions held as of the end of the last year beginning before January 1, 1989. However, distributions of such amounts will be allowed upon death of the employee, attainment of age 59-1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

     Restrictions Under Other Qualified Policies.   Other restrictions on
surrenders or with respect to the election, commencement, or distribution of benefits may apply under Qualified Policies or under the terms of the plans in respect of which Qualified Policies are issued.

TRANSFERS

     You may transfer all or part of the value of an Investment Division to one or more of the other Investment Divisions or to the Fixed Account at any time prior to the Retirement Date, except as described below. You may transfer all or a part of the values held in the Fixed Account to one or more of the variable Investment Divisions once per Policy Year prior to the Retirement Date. This restriction will not apply to automatic monthly transfers of a preselected dollar amount from the Fixed Account to the Investment Divisions of the Variable Account. The amount transferred from the Fixed Account to a variable Investment Division may not exceed the greater of: (a) 25% of the prior Policy Anniversary's Fixed Account Value; or (b) the amount of the prior Policy Year's transfer. You may transfer all or a part of the values held in the variable Investment Divisions to one or more variable Investment Divisions or to the Fixed Account up to twelve times in a Policy Year prior to the Retirement Date. However, if a transfer is made from the Fixed Account to any variable Investment Division, no transfer from any variable Investment Division to the Fixed Account may be made for six months from the transfer date. The value remaining in the variable Investment Division or the Fixed Account after a transfer must not be less than $250. If the value remaining would be less than $250, the transfer request will be treated as a request for a transfer of the total value.

     Transfers may be made by a Written Request or by calling United Investors if a written authorization for telephone transfers is on file. United Investors has the authority to honor any telephone transfer request believed to be authentic. We employ reasonable procedures to confirm that instructions communicated by telephone are genuine. A personal identification number is required in order to initiate a transfer. United Investors will not be liable for the consequences of a fraudulent telephone transfer request we believe to be authentic when we have followed those procedures. And as a result, you bear the risk of loss arising from such a fraudulent request if you authorize telephone transfers.

     Each transfer will be made, without the imposition of any fee or charge, at the end of the Valuation Period during which United Investors receives a valid, complete transfer request. United Investors may suspend or modify this transfer privilege at any time.




     Transfers from the Fixed Account to the variable Investment Divisions are not allowed after the Retirement Date. The Annuitant may transfer values among the variable Investment Divisions or from the variable Investment Divisions to the Fixed Account once per Policy Year after the Retirement Date. (See "Available Options.")


DOLLAR COST AVERAGING

     Prior to the Retirement Date you may authorize automatic transfers of a fixed dollar amount from the Fixed Account or the Money Market Investment Division to up to four of the other Investment Divisions of the Variable Account. Automatic transfers will be made on a monthly basis on the day of the month selected in your application. If the day of the month selected does not fall on a Valuation Date, transfers will be made on the next following Valuation Date. Transfers will be made at the unit values determined on the date of each transfer.

     The minimum automatic transfer amount is $100. If the transfer is to be made to more than one Investment Division, a minimum of $25 must be transferred to each Investment Division selected.

     Participation in the automatic transfer program does not guarantee a greater profit nor does it protect against loss in declining markets. Automatic transfers will not be counted as a transfer for purposes of the twelve transfer limit specified in Transfers above. There is no charge for this service.


DEATH BENEFIT


     The Policy pays a Death Benefit to the Beneficiary if an Owner dies prior to the Retirement Date while the Policy is in force. (If an Owner is not a natural person, the Death Benefit is payable on the death of the first Annuitant to die.) The Policy provides a Basic Death Benefit, but an Optional Death Benefit Rider is available for an extra charge.

     BASIC DEATH BENEFIT. The Basic Death Benefit payable on the death of the Owner (or the Annuitant if the Owner is not a natural person) through attained age 75 is the greatest of:

     (a)   the Policy Value;
     (b) the total Purchase Payments made, adjusted for any amounts withdrawn and any Withdrawal Charges on the amounts withdrawn; and
     (c) the highest of the Policy Values as of the 2nd, 4th, or 6th Policy Anniversaries, and every 6th Policy Anniversary thereafter. Purchase Payments made after the Policy Anniversary having the highest Policy Value will be added to the Death Benefit, and adjustments will be made for any amounts withdrawn and any Withdrawal Charges since that anniversary.

     Adjustment for a withdrawal and Withdrawal Charges will reduce the Death Benefit in the same proportion that the amount reduced the Policy Value on the date of the withdrawal.

     The Basic Death Benefit payable on the death of the Owner (or the Annuitant if the Owner is not a natural person) after attained age 75 is the greater of
(a) and (b) above.

     OPTIONAL DEATH BENEFIT RIDER. This rider is optional and will be available for an additional annual charge of 0.17% of the average death benefit. (See "Charges and Deductions.") The Death Benefit payable on the death of the Owner (or the Annuitant if the Owner is not a natural person) through attained age 75 will be the greater of:

     (a)  the Policy Value; and
     (b) the total Purchase Payments made, less withdrawals and Withdrawal Charges, accumulated at an annual effective rate of 5%, subject to a cap of 200% of Purchase Payments less withdrawals and Withdrawal Charges.

     The Death Benefit payable on the death of the Owner (or the Annuitant if the Owner is not a natural person) after attained age 75 will be equal to the amount of the Death Benefit on the Policy Anniversary on which age 76 is attained and will not increase thereafter.

     Note that the Optional Death Benefit could be lower than the Basic Death Benefit, if the Policy Value had increased by greater than 5% annually and then declined due to investment performance.

     GENERAL. We will compute the amount of the Death Benefit as of the date the Death Benefit is paid or applied under one of the Annuity Payment Options. We will pay the Death Benefit proceeds to the Beneficiary upon receiving due proof of death. The Death Benefit under the Policy will be paid in a lump sum or under one of the Annuity Payment Options. (See "Annuity Payments.") If the Annuitant or Owner dies after the Retirement Date, the amount payable, if any, will be as provided in the Annuity Payment Option then in effect.


     If an Annuitant dies before the Retirement Date and such Annuitant is also an Owner, or if an Owner is other than a natural person, the death will be treated as the death of an Owner and the Death Benefit will be payable to the Beneficiary. If an Annuitant dies before the Retirement Date and all Owners are natural persons other than the deceased Annuitant, the Owner may name a new Annuitant, subject to our age limitations, and the Death Benefit will not be payable. If the Owner does not name a new Annuitant, the Owner will automatically become the Annuitant and the Death Benefit will not be payable.

     In the event of an Owner's death, the entire Death Benefit proceeds must be distributed within five years after the date of death. If the Beneficiary chooses to take any portion of his interest in the Policy as an Annuity, distributions must commence within one year of the date of death and must be distributed over his lifetime or over a period not extending beyond his life expectancy.

     If the Beneficiary is the Owner's spouse, then in lieu of receiving the Death Benefit proceeds, the spouse may elect to continue the Policy in force and be treated as the original Policy Owner. If the Beneficiary elects to continue the Policy, the Beneficiary does not have a right to receive the Death Benefit proceeds and we will increase the Policy Value so that it equals the Death Benefit, if greater.

     As far as permitted by law, the Death Benefit proceeds under the Policy will not be subject to any claim of the Beneficiary's creditors.


 "FREE LOOK" PERIOD


     If for any reason you are not satisfied with the Policy, you may return it to us within 10 days after you receive the Policy. If you cancel the Policy within this 10-day "Free Look" period, we will generally refund the Policy Value plus any charges deducted prior to allocation to the Investment Divisions or the Fixed Account, and the Policy will be void from the Policy Date. In some states, the full amount of Purchase Payment(s) received will be refunded instead. To cancel the Policy, you must mail or deliver it to either United Investors' Home Office or the registered agent who sold it within 10 days after you receive it. (See "Allocation of Purchase Payments.") The "Free Look" period may be extended where required by state law.


                            CHARGES AND DEDUCTIONS

     United Investors does not impose any charge or deduction against a Purchase Payment prior to its allocation to the Variable Account or the Fixed Account (except for a charge for any premium taxes incurred when the Purchase Payment is accepted). However, certain charges (explained below) will be deducted in connection with the Policy to compensate United Investors for administering and distributing the Policy, for providing the insurance benefits set forth in the Policy, for assuming certain risks in connection with the Policy, and for any applicable taxes.

WITHDRAWAL CHARGE

     If you make partial withdrawals under the Policy or surrender the Policy, then a Withdrawal Charge may be made, measured as a percent of the Purchase Payments included in the withdrawal (in the case of a partial withdrawal) or the amount of the total Purchase Payments (in the case of a surrender) as specified in the following table of Withdrawal Charges:


NUMBER OF POLICY ANNIVERSARIES                                6 OR
SINCE RECEIPT OF PURCHASE PAYMENT:    0   1   2   3   4   5   MORE
----------------------------------    -   -   -   -   -   -   ----
Withdrawal Charge Rate                7%  7%  6%  6%  4%  3%  none

     Each Policy Year, you may withdraw up to 10% of Policy Value without incurring a Withdrawal Charge. This 10% portion is called the Free Withdrawal Amount. Amounts withdrawn in addition to the Free Withdrawal Amount may be subject to a Withdrawal Charge. The Withdrawal Charge is determined by multiplying each Purchase Payment included in the withdrawal by the withdrawal charge rate applicable to the year in which the Purchase Payment was received.

     For purposes of calculating the Withdrawal Charge, (1) the oldest Purchase Payments will be treated as the first withdrawn, newer Purchase Payments next, and appreciation last; (2) amounts withdrawn up to the Free Withdrawal Amount will not be considered a withdrawal of Purchase Payments; and (3) if the Surrender Value is withdrawn, the Withdrawal Charge will apply to all Purchase Payments not previously assessed with a Withdrawal Charge.

     As shown above, the Withdrawal Charge percentage varies, depending on the "age" of the Purchase Payments included in the withdrawal--that is, the Policy Year in which the Purchase Payment was made. A Withdrawal Charge Rate of 7% applies to Purchase Payments withdrawn that are less than 2 years old. Thereafter the Withdrawal Charge Rate decreases each year until the Purchase Payment withdrawn is 6 years old or older. Amounts representing Purchase Payments 6 years old or older may be withdrawn without charge.

     The Withdrawal Charge will be deducted from the remaining Policy Value, or from the amount paid if the remaining value is insufficient. The Withdrawal Charge partially compensates United Investors for sales expenses with regard to the Policy, including agent sales commissions, the cost of printing prospectuses and sales literature, advertising, and other marketing and sales promotional activities.




WAIVER OF WITHDRAWAL CHARGES RIDER

     If the Waiver of Withdrawal Charges Rider ("Rider") is attached to your Policy, we may waive the withdrawal charges described above provided that the conditions described in the Rider are met, including:


     (a) the Owner or the Owner's spouse is continuously confined to a "Nursing Home," "Hospital," or "Hospice Care Program" (as defined in the Rider) for a combined stay of at least 30 days within a 35 day period;

     (b)  such confinement must have totally occurred after the Policy Date;
          and

     (c) written notice and satisfactory proof of confinement are received no later than 60 days after confinement ends.

Waiver of Withdrawal Charges is subject to all of the conditions and provisions of the Rider. (See your Policy.) The Rider is not available in all states. There is no charge for this Rider.


ANNUAL CONTRACT MAINTENANCE CHARGE


     United Investors deducts an annual charge of $35 to partially compensate us for expenses incurred in administering the Policy. These expenses include costs of maintaining records, processing Death Benefit claims, surrenders, transfers and Policy changes, providing reports to Policyowners, and overhead costs. This charge is waived on any Policy Anniversary on which the cumulative Purchase Payments less withdrawals equals or exceeds $30,000. This charge is guaranteed not to increase during the life of the Policy. This deduction will be made from the variable Investment Divisions in the same proportion that their values bear to the Variable Account Value. Prior to the Retirement Date, this charge is deducted on each Policy Anniversary and on a full surrender. After the Retirement Date, this charge is not deducted.


ADMINISTRATION FEE

     In addition to the Annual Contract Maintenance Charge, United Investors deducts a daily charge from the Investment Divisions of the Variable Account at an annual rate of 0.15% of the average daily net assets of each Investment Division to partially compensate us for expenses incurred in administering the Variable Account and the Policy. These expenses include costs of maintaining records, processing Death Benefit claims, surrenders, transfers and Policy changes, providing reports to Policyowners, and overhead costs. This charge is guaranteed not to increase during the life of the Policy.


REDUCTION IN CHARGES FOR CERTAIN GROUPS

     United Investors may reduce or eliminate the Administration Fee, Annual Contract Maintenance Charge, or Withdrawal Charges on Policies that have been sold to (1) employees and sales representatives of United Investors or its affiliates; (2) customers of United Investors or distributors of the Policies who are transferring existing policy values to a Policy; (3) individuals or groups of individuals when sales of the contract result in savings of sales or administrative expenses; or (4) individuals or groups of individuals where Purchase Payments are to be made through an approved group payment method and where the size and type of the group results in savings of administrative expenses.

     In no event will reduction or elimination of the Administration Fee, Annual Contract Maintenance Charge, or Withdrawal Charges be permitted where such reduction or elimination will be unfairly discriminatory to any person.


MORTALITY AND EXPENSE RISK CHARGE

     United Investors deducts a daily charge from the Investment Divisions of the Variable Account at an annual rate of 1.25% of the average daily net assets of each Investment Division to compensate us for assuming certain mortality and expense risks under the Policy. There is no Mortality and Expense Risk Charge for amounts in the Fixed Account. United Investors may realize a profit from this charge. However, the level of this charge is guaranteed for the life of the Policy and may not be increased. United Investors will continue to deduct this charge after the Retirement Date.

     The mortality risk borne by United Investors arises in part from its obligation to make monthly Annuity Payments (determined in accordance with the annuity tables and other provisions contained in the Policy) regardless of how long all Annuitants or any individual may live. This undertaking assures that neither an Annuitant's own longevity, nor an improvement in general life expectancy greater than expected, will have any adverse effect on the monthly Annuity Payments the Annuitant will receive under the Policy. It therefore relieves the Annuitant from the risk that he will outlive the funds accumulated for retirement. The mortality risk also arises in part because of the risk that the Death Benefit may be greater than the Policy Value. United Investors also assumes the risk that other expense charges may be insufficient to cover the actual expenses incurred in connection with the Policy.


OPTIONAL DEATH BENEFIT RIDER CHARGE

     If you choose the Optional Death Benefit Rider, there will be an annual charge to compensate United Investors for the additional mortality risk. This charge is 0.17% of the average death benefit amount, and it is deducted on each Policy Anniversary (on a surrender of the Policy a pro rata portion is deducted), through the cancellation of accumulation units. It is not deducted after the Retirement Date. The average death benefit amount is the mean of the death benefit amount on the Policy Anniversary (or the date of surrender) and the preceding Policy Anniversary.


TRANSACTION CHARGE


     You may request up to 12 withdrawals per Policy Year without a Transaction Charge. After the 12th withdrawal in a Policy Year, a Transaction Charge will apply to each additional withdrawal. The Transaction Charge will be equal to the lesser of $20 or 2% of the amount withdrawn. This charge will be deducted from the remaining Policy Value, or from the amount paid if the remaining value is insufficient.


PREMIUM TAXES


     United Investors will deduct a charge for any premium taxes incurred. Depending on state and local law, premium taxes can be incurred when a Purchase Payment is accepted, when Policy Value is withdrawn or surrendered, or when Annuity Payments start. (State premium tax rates incurred by United Investors currently range from 0 to 3.5%. In some states, localities charge additional premium taxes.)


FEDERAL TAXES

     Currently no charge is made to the Variable Account for Federal income taxes that may be attributable to the Variable Account. United Investors may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account may also be made. (See "Federal Tax Matters.")

FUND EXPENSES

     The value of the assets of the Variable Account will reflect the investment management fee and other expenses incurred by the Portfolios.


                               ANNUITY PAYMENTS

ELECTION OF PAYMENT OPTION

     The Policyowner has the sole right to elect or change an Annuity Payment Option during the lifetime of the Owner and prior to the Retirement Date, either in the application or by Written Request any time at least 30 days before the Retirement Date. We may require the exchange of the Policy for a contract covering the option selected.


RETIREMENT DATE

     The first Annuity Payment will be made as of the Retirement Date. You may select the Retirement Date in the application for the Policy. If no selection is made, the Retirement Date will be the later of the Annuitant's age 85 or 10 years after the Policy Date, or the date required by state law. The Retirement Date cannot be earlier than the first Policy Anniversary. You may change the Retirement Date at any time by giving us Written Notice, provided that you give us Written Notice at least 30 days prior to the new Retirement Date. A Retirement Date may be the first day of any calendar month commencing 30 days after the first Policy Anniversary. If the net amount to be applied to an option is less than $2,000, we have the right to pay such amount in one sum. Also, if any payment would be less than $50, we have the right to change the frequency of payment to an interval that will result in payments of at least $50.


AVAILABLE OPTIONS

     On the Retirement Date, the Policy Value as of 14 days prior to the Retirement Date, less any premium taxes, may be applied to make Fixed Annuity Payments, Variable Annuity Payments, or a combination thereof. Fixed Annuity Payments provide guaranteed annuity payments which remain fixed in amount throughout the payment period. Fixed Annuity Payments do not vary with the investment experience of the Investment Divisions. The dollar amount of Variable Annuity Payments after the first is not fixed.

     The Annuity Payment Options currently available are:

Option 1:      Life Annuity With No Guaranteed Period--This option provides monthly Annuity Payments during the lifetime of the Annuitant. No payment will be made after the death of the Annuitant. It is
                                                                      -----
               possible that only one payment will be made under this option if
               ----------------------------------------------------------------
               the Annuitant dies before the second payment is due; only two
               -------------------------------------------------------------
               payments will be made if the Annuitant dies before the third
               ------------------------------------------------------------
               payment is due, and so forth.
               -----------------------------

Option 2:      Joint Life Annuity Continuing To The Survivor--This option provides monthly Annuity Payments during the lifetime of the
               Annuitant and a joint Annuitant. Payments will continue to the survivor during the survivor's remaining lifetime. If the joint
               Annuitant does not survive the Annuitant, payments will end with the payment due just before the death of the Annuitant. It is
                                                                       -----
               possible that only one payment or very few payments will be made
               ----------------------------------------------------------------
               under this option if the Annuitant and joint Annuitant both die
               ---------------------------------------------------------------
               before or shortly after payments begin.
               ---------------------------------------

Option 3:      Life Annuity With 120 or 240 Monthly Payments Guaranteed--This
               option provides monthly Annuity Payments during the lifetime of the Annuitant. A guaranteed period of 120 or 240 months may be chosen. If the Annuitant dies prior to the end of this guaranteed period monthly Annuity Payments will be made to the Beneficiary until the end of the guaranteed period.

United Investors may make other payment options available in the future and other payment options can be arranged with our written consent. The Withdrawal Charge may apply to such other Payment Options.

     In the event that you have not selected an Annuity Payment Option on the Retirement Date, we will make monthly annuity payments during the lifetime of the Annuitant with 120 monthly payments guaranteed.

     The amount of each Annuity Payment under the options described above will depend on the sex and age of the Annuitant (or Annuitants) at the time the first payment is due. The Annuity Payments may be more or less than the total Purchase Payments made because (a) Variable Annuity Payments vary with the investment experience of the underlying Portfolios and the Owner therefore bears the investment risk under Variable Annuity Payments and (b) Annuitants may die before the actuarially predicted date of death. As such, the amount of Annuity Payments cannot be predicted. The method of computing the Annuity Payments is described in more detail in the Statement of Additional Information.

     The duration of the Annuity Payment Option may affect the dollar amount of each Annuity Payment. For example, if an Annuity Payment Option guaranteed for life is chosen, the Annuity Payments may be greater or less than the Annuity Payments for an annuity for a guaranteed period, depending on the life expectancy of the Annuitant.

     If the actual net investment experience of the Investment Divisions after the Retirement Date is less than the assumed investment rate, then the dollar amount of the Variable Annuity Payments will decrease. The dollar amount of the Variable Annuity Payments will stay level if the net investment experience equals the assumed investment rate, and the dollar amount of the Variable Annuity Payments will increase if the net investment experience exceeds the assumed investment rate. For purposes of the Annuity Payments, the assumed investment rate is 4.0% Fixed Annuity Payment amounts will be based on our Fixed Annuity Payment rates in effect on the settlement date. These rates are guaranteed not to be less than payments based on the 1983 Individual Annuity Mortality Table (set back one year) with interest at 4.0%. The one year setback results in lower payments than if no setback is used.

     After the Retirement Date, Policy Value may not be withdrawn, nor may the Policy be surrendered. The Annuitant (if other than the Owner) will be entitled to exercise any voting rights and to reallocate the value of the Annuitant's interest in the Investment Divisions. (See "Voting Rights" and "Transfers.")

     The Policies offered by this Prospectus contain life annuity tables that provide for different benefit payments to men and women of the same age although they provide for unisex tables where requested and required by law. Nevertheless, in accordance with the U.S. Supreme Court's decision in Arizona Governing Committee v. Norris, in certain employment related situations, annuity tables that do not vary on the basis of sex must be used. Accordingly, if the Policy is to be used in connection with an employment related retirement or benefit plan, consideration should be given, in consultation with your legal counsel, to the impact of Norris on any such plan before making any contributions under these Policies.

                          DISTRIBUTOR OF THE POLICIES

     MAP Investments Incorporated ("MAP"), 9020 North May Avenue, Suite 290, Oklahoma City, Oklahoma 73120-4498, is the principal underwriter and the distributor of the Policies. MAP may enter into written sales agreements with various broker-dealers to aid in the distribution of the Policies. A commission plus bonus compensation may be paid to broker-dealers or agents in connection with sales of the Policies. Bonus compensation will be based on Purchase Payments received (both initial and additional).


                              FEDERAL TAX MATTERS
       (THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX
                                 ADVICE.)

INTRODUCTION

     This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a Policy. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon United Investors' understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present Federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

     The Policy may be purchased on a non-qualified tax basis ("Nonqualified Policy") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Policy"). The Qualified Policies were designed for use by individuals whose Purchase Payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 457 of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of Federal income taxes on the Policy Value, on Annuity Payments and on the economic benefit to an Owner, the Annuitant or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned and on United Investors' tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Policy with proceeds from a tax qualified plan in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Policies should seek competent legal and tax advice regarding the suitability of the Policy for their situation, the applicable requirements and the tax treatment of the rights and benefits of a Policy. The following discussion assumes that Qualified Policies are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.


TAXATION OF ANNUITIES IN GENERAL

     The following discussion assumes that the Policy will qualify as an annuity contract for Federal income tax purposes. The Statement of Additional Information describes such qualifications.

     Section 72 of the Code governs taxation of annuities in general. United Investors believes that an annuity owner who is a natural person generally is not taxed on increases in the value of a Policy until distribution occurs either in the form of a lump sum received by withdrawing all or part of the cash value (i.e., withdrawals) or as Annuity Payments under the Annuity Payment Option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Policy Value generally will be treated as a distribution. The taxed portion of a distribution (in the form of a lump sum payment or an annuity) is taxed as ordinary income.

     An owner of any deferred annuity contract who is not a natural person generally must include in income any increase in the excess of the owner's Policy Value over the owner's investment in the contract during the taxable year. However, there are some exceptions to this rule and you may wish to discuss these with your tax adviser.

     POSSIBLE CHANGES IN TAXATION. In recent years, legislation has been proposed that would have adversely modified the Federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of nonqualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this Prospectus Congress is not considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, and judicial decisions). Moreover, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

     The following discussion applies to Policies owned by natural persons.

     WITHDRAWALS. In the case of a withdrawal under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the total Policy Value. The "investment in the contract" generally equals the portion, if any, of any Purchase Payments paid by or on behalf of an individual under a Policy which was not excluded from the individual's gross income. For Policies issued in connection with qualified plans, the "investment in the contract" can be zero. Special rules may apply to a withdrawal from a Qualified Policy with respect to "investment in the contract" as of December 31, 1986, and in other circumstances.

     Generally, in the case of a withdrawal under a Nonqualified Policy before the annuity starting date, amounts received are first treated as taxable income to the extent that the Policy Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

     In the case of a full surrender under a Qualified or Nonqualified Policy, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

     ANNUITY PAYMENTS. Although the tax consequences may vary depending on the Annuity Payment Option elected under the Policy, generally only the portion of the Annuity Payment that represents the amount by which the Policy Value exceeds the "investment in the contract" will be taxed. For Variable Annuity Payments, in general the taxable portion of each Annuity Payment (prior to recovery of the investment in the contract) is determined by a formula which establishes a specific dollar amount of each Annuity Payment that is not taxed. This dollar amount is determined by dividing the "investment in the contract" by the total number of expected Annuity Payments. For Fixed Annuity Payments, in general there is no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of annuity payments for the term of the payments; however, the remainder of each payment is taxable. In all cases, after the "investment in the contract" is recovered, the full amount of any additional Annuity Payments is taxable.

     PENALTY TAX. In the case of a distribution pursuant to a Nonqualified Policy, there may be imposed a Federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the taxpayer attains age

59-1/2, (2) made as a result of the owner's death or is attributable to the taxpayer's disability, or (3) received in substantially equal periodic payments as a life annuity.

     QUALIFIED POLICIES. The tax rules applicable to a Qualified Policy vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59-1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.

     We make no attempt to provide more than general information about the use of the Policy with the various types of retirement plans. Owners and participants under retirement plans as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under a Qualified Policy may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Policy issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Policy administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Qualified Policy comply with applicable law. Purchasers of annuity contracts for use with any qualified retirement plan should consult their legal counsel and tax adviser regarding the suitability of the annuity contract.

     Code Section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Policies to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Policy is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Policy.

     Tax Sheltered Annuity (TSA) Section 403(b) payments made by public school systems and certain tax exempt organizations are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59-1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

     Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of retirement plans may be placed into an Individual Retirement Annuity on a tax deferred basis. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Policy comports with IRA qualification requirements.

     Internal Revenue Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. These plans are subject to various restrictions on contributions and distributions. These plans may permit participants to specify the form of investments for their deferred compensation account. All investments under such Plans are owned by the sponsoring employer and are subject to the claims of general creditors of the employer. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to Federal income tax withholding as wages.

     MULTIPLE NONQUALIFIED POLICIES. All nonqualified deferred annuities entered into after October 21, 1988 that are issued by United Investors (or its affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, there may be other situations in which the Treasury Department may (under its authority to issue regulations or otherwise) conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. Accordingly, a Policy Owner should consult a competent tax advisor before purchasing more than one annuity contract.

     TRANSFERS. A TRANSFER OR ASSIGNMENT OF OWNERSHIP OF A POLICY, OR DESIGNATION OF AN ANNUITANT OR OTHER BENEFICIARY WHO IS NOT ALSO THE OWNER, MAY RESULT IN CERTAIN TAX CONSEQUENCES TO THE OWNER THAT ARE NOT DISCUSSED HEREIN. An Owner contemplating any such transfer, assignment or designation should contact a competent tax adviser with respect to the potential tax effects of such transaction.


     DEATH BENEFITS. Amounts may be distributed from a Policy because of the death of an Owner or an Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Policy, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above. For these purposes, the investment in the contract is not affected by an Owner's or Annuitant's death. That is, the investment of the contract remains the amount of any Purchase Payments paid which were not excluded from gross income.

     GENERAL. As noted above, the foregoing comments about the Federal tax consequences under these Policies are not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal tax consequences discussed herein reflect United Investors' understanding of current law and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy depend on the individual circumstances of each owner of the Policy or recipient of the distribution. A competent tax adviser should be consulted for further information.


                                 VOTING RIGHTS

     To the extent deemed to be required by law, United Investors will vote the Funds' shares held in the Variable Account at shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Investment Divisions of the Variable Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, or if United Investors determines that it is allowed to vote the Fund shares in its own right, United Investors may elect to do so. The Funds do not hold regular annual shareholder meetings.

     The number of votes which are available to an Owner will be calculated separately for each Investment Division of the Variable Account. That number will be determined by applying his or her percentage interest, if any, in a particular Investment Division to the total number of votes attributable to that Investment Division. Prior to the Retirement Date, the Owner holds a voting interest in each Investment Division to which the Policy Value is allocated. After the Retirement Date, the person receiving Variable Annuity Payments has the voting interest. The number of votes prior to the Retirement Date will be determined by dividing the value of the Policy allocated to the Investment Division by the net asset value per share of the corresponding Portfolio. After the

Retirement Date, the votes attributable to a Policy decrease as the value of the Investment Divisions decrease with Variable Annuity Payments. In determining the number of votes, fractional shares will be recognized.

     The number of votes of a Portfolio which are available will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

     Portfolio shares attributable to the Policies as to which no timely instructions are received will be voted in proportion to the voting instructions which are received with respect to all Policies participating in the Investment Division. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

     Each person having a voting interest in an Investment Division will receive proxy material, reports and other materials relating to the appropriate Portfolio.


                               LEGAL PROCEEDINGS

     There are no legal proceedings to which the Variable Account is a party to or to which the assets of the Variable Account are subject. United Investors is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.


                             FINANCIAL STATEMENTS

          The financial statements for United Investors (as well as the Auditors' Report thereon) are in the Statement of Additional Information. Neither this Prospectus nor the Statement of Additional Information contains financial statements for the Variable Account because it has not yet commenced operations, has no assets or liabilities, and has received no income and incurred no expenses as of the date of this Prospectus.

                      STATEMENT OF ADDITIONAL INFORMATION

     A Statement of Additional Information is available which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:

                               TABLE OF CONTENTS


                                                            PAGE
                                                            ----
THE POLICY...................................................  3
   Accumulation Units........................................  3
   Annuity Units.............................................  3
   Net Investment Factor.....................................  4
   Determination of Annuity Payments.........................  5
          Fixed Annuity Payments.............................  5
          Variable Annuity Payments..........................  5
   The Contract..............................................  6
   Misstatement of Age or Sex................................  7
   Annual Report.............................................  7
   Non-Participation.........................................  7
   Delay or Suspension of Payments...........................  7
   Ownership.................................................  8
   Beneficiary...............................................  8
   Change of Owner or Beneficiary............................  9
   Assignment................................................  9
   Incontestability..........................................  9
   Evidence of Survival......................................  9
FIXED ACCOUNT................................................  9
FEDERAL TAX MATTERS.......................................... 10
   Taxation of United Investors.............................. 10
   Tax Status of the Policies................................ 10
   Required Distributions.................................... 12
   Withholding............................................... 12
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS............ 13
DISTRIBUTION OF THE POLICY................................... 14
SAFEKEEPING OF VARIABLE ACCOUNT ASSETS....................... 15
STATE REGULATION............................................. 15
RECORDS AND REPORTS.......................................... 16
LEGAL MATTERS................................................ 16
EXPERTS...................................................... 16
OTHER INFORMATION............................................ 17
FINANCIAL STATEMENTS......................................... 17

                          RETIREMAP VARIABLE ACCOUNT


                      STATEMENT OF ADDITIONAL INFORMATION
                      -----------------------------------
                                    FOR THE
                       DEFERRED VARIABLE ANNUITY POLICY

                                  Offered by

                    United Investors Life Insurance Company


This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Deferred Variable Annuity Policy ("Policy") offered by United Investors Life Insurance Company. You may obtain a copy of the Prospectus dated _______________ __, 1997, by writing to United Investors Life Insurance Company, Administrative Office, P.O. Box 219065, Dallas, TX 75221-9065. Terms used in the current Prospectus for the Policy are incorporated in this Statement.


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY.



                        Dated:  ______________ ___, 1997

                               TABLE OF CONTENTS


                                                   Page
                                                   ----

THE POLICY........................................    3
   Accumulation Units.............................    3
   Annuity Units..................................    3
   Net Investment Factor..........................    4
   Determination of Annuity Payments..............    5
      Fixed Annuity Payments......................    5
      Variable Annuity Payments...................    5
   The Contract...................................    6
   Misstatement of Age or Sex.....................    7
   Annual Report..................................    7
   Non-Participation..............................    7
   Delay or Suspension of Payments................    7
   Ownership......................................    8
   Beneficiary....................................    8
   Change of Ownership or Beneficiary.............    9
   Assignment.....................................    9
   Incontestability...............................    9
   Evidence of Survival...........................    9

FIXED ACCOUNT.....................................    9

FEDERAL TAX MATTERS...............................   10
   Taxation of United Investors...................   10
   Tax Status of the Policies.....................   10
   Required Distributions.........................   12
   Withholding....................................   12

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS.   13

DISTRIBUTION OF THE POLICY........................   14

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS............   15

STATE REGULATION..................................   15

RECORDS AND REPORTS...............................   16

LEGAL MATTERS.....................................   16

EXPERTS...........................................   16

OTHER INFORMATION.................................   17

FINANCIAL STATEMENTS..............................   18

Corresponding           Page in         Prospectus
                                        ----------
                              15



                              13

                              25



                              29



                              30


                                  THE POLICY
                                  -----------

     As a supplement to the description in the Prospectus, the following provides additional information about the Policy.

Accumulation Units
------------------

     An Accumulation Unit is an accounting unit used prior to the Retirement Date to calculate the Variable Account Value. The portion of a Net Purchase Payment that you allocate to an Investment Division of the Variable Account is credited as Accumulation Units in that Investment Division. Similarly, the value that you transfer to an Investment Division of the Variable Account is credited as Accumulation Units in that Investment Division. The number of Accumulation Units to credit is determined by dividing (1) the dollar amount allocated to the Investment Division by (2) the Investment Division's appropriate Accumulation Unit Value for the Valuation Period in which we received the Purchase Payment or transfer request (in the case of the initial Purchase Payment, we will credit Accumulation Units for that Purchase Payment based on the Accumulation Unit value for the Policy Date).

     The value of an Accumulation Unit for each Investment Division was initially arbitrarily set at $1. The value for any later Valuation Period is found by multiplying the Accumulation Unit Value for an Investment Division for the last prior Valuation Period by such Investment Division's Net Investment Factor (described below) for the following Valuation Period. Like the Policy Value, the value of an Accumulation Unit may increase or decrease from one Valuation Period to the next.

Annuity Units
-------------

     An Annuity Unit is an accounting unit used after the Retirement Date to calculate the value of Variable Annuity Payments. The value of an Annuity Unit in each Investment Division was initially set at $1. The value for any later

Valuation Period is determined by (a) multiplying the Annuity Unit Value for an Investment Division for the last prior Valuation Period for such Investment Division's Net Investment Factor for the following Valuation Period, and then
(b) adjusting the result to compensate for the interest rate assumed in the annuity tables used to determine the amount of the first Variable Annuity Payment. The value of an Annuity Unit for each Investment Division changes to reflect the investment performance of the Portfolio underlying that Investment Division.

Net Investment Factor
---------------------

     The Net Investment Factor is an index applied to measure the investment performance of an Investment Division of the Variable Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than one, so the value of an Investment Division may increase or decrease.

     The Net Investment Factor of an Investment Division for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

     (1)  is the result of:

          (a) the net asset value per share of the Portfolio shares held in the Investment Division determined at the end of the current Valuation Period; plus

          (b) the per share amount of any dividend or capital gain distributions on the Portfolio shares held in the Investment Division, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

          (c) A charge or credit for any taxes reserved for the current Valuation Period which we determine to have resulted from the investment operations of the Investment Division;

     (2)  is the result of:

          (a) the net asset value per share of the Portfolio shares held in the Investment Division, determined at the end of the previous Valuation Period; plus or minus

          (b) the charge or credit for any taxes reserved for the previous Valuation Period; and

     (3) is a deduction for the 1.25% Mortality and Expense Risk Charge and the 0.15% Administration Fee.

Determination of Annuity Payments
---------------------------------

     At the Retirement Date, the Policy Value as of 14 days prior to the Retirement Date, less any applicable premium taxes, may be applied to make Fixed Annuity Payments, Variable Annuity Payments, or a combination thereof.

     Fixed Annuity Payments.  Fixed Annuity Payments provide guaranteed
     ----------------------
annuity payments which remain fixed in amount throughout the payment period. Fixed Annuity Payments do not vary with the investment experience of the Investment Divisions. The payment amount will be based on our Fixed Annuity Payment rates in effect on the settlement date. These rates are guaranteed not to be less than payments based on the 1983 Individual Annuity Mortality Table (set back one year) with interest at 4.0%. The one year setback results in lower rates than if no setback is used. Where requested and required by law unisex tables will be used.

     Variable Annuity Payments.  The dollar amount of the first Variable
     -------------------------
Annuity Payment is determined by multiplying the net value applied by purchase rates based on the 1983 Individual Annuity Mortality Table (set back one year) with interest at 4.0%. The one year setback results in lower rates than if no setback is used. Where requested and required by law unisex tables will be used.

     The portion of the first Variable Annuity Payment attributed to each Investment Division is divided by the Annuity Unit Value for the Investment

Division (as of the same date that the amount of the first Variable Annuity Payment is determined) to determine the number of Annuity Units upon which later Variable Annuity Payments will be made. This number of Annuity Units will not change unless subsequently changed by reallocation. The dollar amount of each monthly Variable Annuity Payment after the first Annuity Payment will equal the sum of the number of Annuity Units credited to each Investment Division multiplied by the Annuity Unit Value for each respective Investment Division for the Valuation Period as of 14 days prior to the Variable Annuity Payment.

     After the Retirement Date, the Annuitant may reallocate the value of the Annuitant's interest in the Investment Divisions, no more than once each Policy Year, by sending a Written Request to United Investors. A reallocation will be effected during the Valuation Period as of 14 days prior to the next Variable Annuity Payment, by converting Annuity Units for the value transferred from an Investment Division into Annuity Units in the Investment Division to which the value is transferred. Reallocations may cause the number of Annuity Units to change, but will not change the dollar amount of the Variable Annuity Payment as of the date of reallocation.

     United Investors guarantees that the dollar amount of monthly Variable Annuity Payments after the first payment will not be affected by variations in expenses or mortality experience.

The Contract
------------

     The entire contract is made up of the Policy, any riders, and the written application. All statements made in the application, in the absence of fraud, are considered representations and not warranties. Only the statements made in the written application can be used by us to defend a claim or void the Policy.

     Changes to the Policy are not valid unless we make them in writing. They must be signed by one of our executive officers. No agent has authority to change the Policy or to waive any of its provisions.

Misstatement of Age or Sex
--------------------------

     If the Annuitant's age or sex is misstated, we will adjust each benefit and any amount to be paid to reflect the correct age and sex.

Annual Report
-------------

     At least once each Policy Year prior to the Retirement Date we will send you a report on your Policy. It will show the current Policy Value, the current Fixed Account Value, the current value of the Investment Divisions of the Variable Account, the Purchase Payments paid, all charges and partial withdrawals since the last report, the current Surrender Value and the current Death Benefit. We will also include in the report any other information required by state law or regulation. Further, we will send you the reports required by the Investment Company Act of 1940. You may request additional reports during the year but we may charge a fee for any additional reports.

Non-Participation
-----------------

     The Policy is non-participating. This means that no dividends will be paid on your Policy. It will not share in our profits or surplus earnings.

Delay or Suspension of Payments
-------------------------------

     We will normally pay a surrender or any withdrawal within seven days after we receive your Written Request in our Home Office. However, payment of any amount from the Investment Divisions of the Variable Account may be delayed or suspended whenever:

     a) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Exchange is restricted as determined by the Securities and Exchange Commission;

     b) the Securities and Exchange Commission by order permits postponement for the protection of Policyowners; or

     c) an emergency exists, as determined by the Commission, as a result of which disposal of the securities held in the Investment Divisions is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets.

     Payment of any amounts from the Fixed Account may be deferred for up to six months from the date of the request to surrender. If payment is deferred for more than 30 days, we will pay interest on the amount deferred at a rate not less the Guaranteed Minimum Interest Rate.

     Payments under the Policy of any amounts derived from Purchase Payments paid by check may be delayed until such time as the check has cleared your bank.

Ownership
---------

     The Policy belongs to you, the Policyowner. Unless you provide otherwise, you may receive all benefits and exercise all rights of the Policy prior to the Retirement Date. These rights and the rights of any Beneficiary are subject to the rights of any assignee. If there is more than one Owner at a given time, all must exercise the rights of ownership by joint action.

Beneficiary
-----------

     The Beneficiary means the person, persons or entity entitled to Death Benefit proceeds under this Policy upon death of the Owner (or Annuitant if the Owner is not a natural person) before the Retirement Date. If the Policy has joint Owners and one Owner dies, the surviving Joint Owner will be deemed the Beneficiary. The rights of any Beneficiary who dies before the Owner (or Annuitant if the Owner is not a natural person) will pass to the surviving Beneficiary or Beneficiaries unless you provide otherwise. If no Beneficiary is living at the Owner's (or Annuitant's if the Owner is not a natural person) death, we will pay the Death Benefit, if any, to the Owner, if living; otherwise, it will be paid to the deceased's estate.

Change of Ownership or Beneficiary
----------------------------------

     Unless you provide otherwise in writing to us, you may change the Owner or the Beneficiary during your lifetime. Any changes must be made by Written Request filed with us. The change takes effect on the date the request was signed, but it will not apply to payments made by us before we accept your Written Request. We may require you to submit the Policy to us before making a change. A change of ownership may be a taxable event.

Assignment
----------

     You may assign the Policy, but we will not be responsible for the validity of any assignment and no assignment will bind us until it is filed in writing at our home office. When it is filed, your rights and the rights of any Beneficiary will be subject to it. An assignment of the Policy may be a taxable event.

Incontestability
----------------

     United Investors will not contest the Policy.

Evidence of Survival
--------------------

     Where any payments under the Policy depend on the payee being alive, we may require proof of survival prior to making the payments.

                                 FIXED ACCOUNT
                                 -------------

     We guarantee that we will credit interest at a rate of not less than the Guaranteed Minimum Interest Rate of 4.0% per year to amounts allocated to the Fixed Account. We may credit interest at a rate in excess of the Guaranteed Minimum Interest Rate.

     ANY EXCESS INTEREST CREDITED WILL BE DETERMINED AT OUR SOLE DISCRETION. THE OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE GUARANTEED MINIMUM INTEREST RATE.

                               FEDERAL TAX MATTERS
                              --------------------

Taxation of United Investors
----------------------------

     United Investors is taxed as a life insurance company under Part 1 of Subchapter L of the Internal Revenue Code of 1986 (the "Code"). Since the Variable Account is not an entity separate from United Investors and its operations form a part of United Investors, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized net capital gains on the assets of the Variable Account are reinvested and taken into account in determining the Policy Value. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the Policy. Under existing federal income tax law, United Investors believes that Variable Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the reserves under the Policy.

Tax Status of the Policies
--------------------------

     Section 817(h) of the Code provides that the investments of the Variable Account must be "adequately diversified" in accordance with Treasury regulations in order for the Policies to qualify as annuity contracts under Section 72 of the Code. The Variable Account, through each Portfolio of the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Treas. Reg. Section 1.817-5, which affect how the Portfolios' assets may be invested. United Investors does not control any of the Funds or their Portfolios' investments. However, it has entered into an agreement regarding participation in each Fund, which requires each participating Portfolio of the Funds to be operated in compliance with the diversification requirements prescribed by the Treasury.

     In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

     The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the Policyowner has additional flexibility in allocating premium payments and Policy Values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, United Investors does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. United Investors therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Variable Account.


Required Distributions
----------------------


     In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any nonqualified Policy to provide that (a) if any Owner dies on or after the annuity starting date but prior to the time the entire interest in the Policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Policy will be distributed within five years after the date of that Owner's death.


     These requirements will be considered satisfied as to any portion of the Owner's interest that is payable as annuity payments which will begin within one year of that Owner's death and which will be made over the life of the Owner's designated Beneficiary or over a period not extending beyond his life expectancy.


     If the Owner's designated Beneficiary is the surviving spouse of the Owner, the Policy may be continued with the surviving spouse as the new Owner and no distributions will be required.

Withholding
-----------

     Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Generally, the recipient is given the opportunity to elect not to have tax withheld from distributions. However, certain distributions from Section 401(a) and 403(b) plans are subject to mandatory withholding.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
               -------------------------------------------------

     United Investors reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for, the shares of the Funds that are held by the Variable Account (or any Investment Division) or that the Variable Account (or any Investment Division) may purchase. United Investors reserves the right to eliminate the shares of any of the Portfolios of the Funds and to substitute shares of another Portfolio of the Funds or any other investment vehicle or of another open-end, registered investment company if laws or regulations are changed, if the shares of any of the Funds or a Portfolio are no longer available for investment, or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Investment Division. United Investors will not substitute any shares attributable to a Policyowner's interest in an Investment Division of the Variable Account without notice and prior approval of the Securities and Exchange Commission and the insurance regulator of the state where the Policy was delivered, where required. Nothing contained herein shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

     United Investors also reserves the right to establish additional Investment Divisions of the Variable Account, each of which would invest in a new Portfolio of one of the Funds, or in shares of another investment company or suitable investment, with a specified investment objective. New Investment Divisions may be established when, in the sole discretion of United Investors, marketing needs or investment conditions warrant, and any new Investment Divisions will be made available to existing Policyowners on a basis to be determined by United Investors. United Investors may also eliminate one or more Investment Divisions if, in its sole discretion, marketing, tax, or investment conditions warrant.

     In the event of any such substitution or change, United Investors may, by appropriate endorsement, make such changes in the Policies as may be necessary or appropriate to reflect such substitution or change. If deemed by United Investors to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other United Investors separate accounts.

                          DISTRIBUTION OF THE POLICY
                          --------------------------

     The Policies will be sold by individuals who, in addition to being licensed as life insurance agents for United Investors, are also registered representatives of MAP Investments Incorporated ("MAP"), the principal underwriter of the Policies, or of broker-dealers or banks who have entered into written sales agreements with MAP. MAP is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1933 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws that have entered into agreements with MAP. The offering of the Policies is continuous, and MAP does not anticipate discontinuing the offering of the Policies. However, MAP reserves the right to discontinue the offering of the Policies.

     United Investors may reduce or eliminate the Administrative Fee, Annual Contract Maintenance Charge, or Withdrawal Charges on Policies that have been sold to: (1) employees and sales representatives of United Investors or its affiliates; (2) customers of United Investors or distributors of the Policies who are transferring existing policy values to a Policy; or (3) individuals or groups of individuals when sales of the Policy result in savings of sales expenses.

                    SAFEKEEPING OF VARIABLE ACCOUNT ASSETS
                    --------------------------------------

     United Investors holds the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from United Investors' general account. United Investors maintains records of all purchases and redemptions of Fund shares by each of the Investment Divisions.

                               STATE REGULATION
                               ----------------

     United Investors is subject to regulation by the Missouri Department of Insurance. An annual statement is filed with the Missouri Department of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of United Investors as of December 31 of the preceding year. Periodically, the Missouri Department of Insurance or other authorities examine the liabilities and reserves of United Investors and the Variable Account, and a full examination of United Investors' operations is conducted periodically by the National Association of Insurance Commissioners.

     In addition, United Investors is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments. A Policy is governed by the law of the state in which it is delivered. The values and benefits of each Policy are at least equal to those required by such state.

                               RECORDS AND REPORTS
                              --------------------

     All records and accounts relating to the Variable Account will be maintained by United Investors. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to Owners at their last known address of record.

                                 LEGAL MATTERS
                                 -------------

     Legal advice regarding certain matters relating to federal securities laws applicable to the issuance of the Policy described in the Prospectus have been provided by Sutherland, Asbill & Brennan, L.L.P., of Washington, D.C. All matters of Missouri law pertaining to the Policy, including the validity of the Policy and United Investors' right to issue the Policy under Missouri Insurance Law and any other applicable state insurance or securities laws, have been passed upon by James L. Sedgwick, Esq., President of United Investors.

                                    EXPERTS
                                    -------


     The balance sheets of United Investors Life Insurance Company as of December 31, 1996 and 1995, and the related statements of operations, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1996 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP on the financial statements of United Investors Life Insurance Company refers to changes in accounting principles in 1993 to adopt the provisions of Statement of Financial Accounting Standards Board's (FASB's) Statement of Financial Accounting Standards (Statement) No. 106, "Employer's Accounting for Postretirement Benefit Plans Other than Pensions", FASB Statement No. 109 "Accounting for Income Taxes" and FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

                               OTHER INFORMATION
                               -----------------

     A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                             FINANCIAL STATEMENTS
                             --------------------

     The financial statements of United Investors, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of United Investors to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

     There are no financial statements for the Variable Account because as of the date of this Statement of Additional Information it had not commenced operations and had no assets or liabilities.

PART C
------

                               OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS
          ---------------------------------

(a)  Financial Statements
     --------------------

     Financial Statements to be filed by amendment.

(b)  Exhibits
     --------


     (1) Resolution of the Board of Directors of United Investors Life Insurance Company ("United Investors") authorizing establishment of the RetireMAP Variable Account./1/

     (2)  Custody agreements: Not applicable.


     (3)  (A)  Principal Underwriting Agreement./2/


          (B)  Form of Broker-Dealer Sales Agreement./2/


     (4)  (A)  Form of Annuity Policy./1/


          (B)  Optional Death Benefit Rider./1/


          (C)  Waiver of Withdrawal Charges Rider./1/


     (5)  Form of Application./1/


     (6)  (A)  Certificate of Incorporation of United Investors./3/

          (B)  By-Laws of United Investors./4/

     (7)  Reinsurance contracts: Not applicable.


     (8)  (A)           Participation Agreement for:

               (i)      TMK/United Funds, Inc./5/





               (ii)     Federated Insurance Series./5/

               (iii)    Scudder Variable Life Investment Fund./5/

               (iv)      Dreyfus Variable Investment Fund./5/

               (v)       MFS Variable Insurance Trust./5/

               (vi)      Warburg Pincus Trust and Warburg Pincus Trust
                         II./5/


          (B)  Form of Administration Agreement./2/


     (9) Opinion and Consent of James L. Sedgwick, Esq./5/

     (10) (A) Consent of Sutherland, Asbill & Brennan, L.L.P./5/

          (B) Consent of KPMG Peat Marwick LLP./5/

     (11) Certain additional financial statements: Not applicable.

     (12) Agreements/understandings for providing initial capital: Not applicable.

     (13) Performance Data Calculations: Not applicable.

     (14) Financial Data Schedules: Not applicable.

     (15)    Power of Attorney./2/

----------------------------------


1 Incorporated herein by reference to the corresponding exhibit to the initial Registration Statement on Form N-4 (File No. 333-12507) filed on behalf of the RetireMAP Variable Account by United Investors on September 23, 1996.


2    Filed herewith.

3 Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form S-6 (File No. 33-11465), filed on behalf of United Investors Life Variable Account on January 22, 1987.


4 Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form S-6 (File No. 33-11465), filed on behalf of United Investors Life Variable Account on January 22, 1987.


5    To be filed by amendment.


ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR
          ---------------------------------------

Name and Principal       Position and Offices
Business Address*        with Depositor
-----------------        --------------


Ronald K. Richey         Director, Chairman of the Board
and Chief
                         Executive Officer

James L. Sedgwick        Director and President

W. Thomas Aycock         Vice President and Chief
Actuary, and Director




Charles T. Clayton, Jr.  Vice President




Michael J. Klyce         Vice President and Treasurer


John H. Livingston       Secretary and Associate Counsel, and Director

James L. Mayton, Jr.     Vice President and Controller

Carol A. McCoy           Director and Assistant
Secretary

Anthony L. McWhorter     Director

Ross W. Stagner          Vice President and Director


William L. Surber        Vice President and Director

Keith A. Tucker          Director and Vice Chairman

________________________
* The principal business address of each person listed is United Investors Life Insurance Company, P. O. Box 10207, Birmingham, Alabama 35202-0207.


ITEM 26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR
          -------------------------------------------------------------------
          REGISTRANT
          ----------

     The Depositor, United Investors Life Insurance Company, Inc. ("United Investors"), is wholly owned by United Investors Management Company (formerly TMK/United, Inc.), which in turn is indirectly owned by Torchmark Corporation. The following table shows the persons controlled by or under common control with United Investors, their Parent Company, and the state or jurisdiction of incorporation. All companies are 100% owned by their Parent Company, unless otherwise indicated, which is indirectly owned by Torchmark Corporation. The Registrant is a segregated asset account of United Investors.


                                             Parent   State/Jurisdiction
Company                                     Co. Code   of Incorporation
-------                                     --------  ------------------

American Income Life Insurance Co.          D         Indiana

                                            Parent    State/Jurisdiction
Company                                     Co. Code  of Incorporation
-------                                     --------  ------------------

American Life and Accident Insurance Co.    B         Texas

Brown-Service Funeral Homes Co., Inc.       C         Alabama
  (Services burial insurance policies)

Family Service Life Insurance Co.           C         Texas

Famlico, Inc.                               A         Texas

Fiduciary Trust Company of New Hampshire    G*        New Hampshire

First United American Life Insurance Co.    E         New York

Globe Insurance Agency, Inc.                B         Arkansas

Globe Life And Accident Insurance Co.       D         Delaware

Globe Marketing Services Inc.               B         Oklahoma

Liberty National Auto Club, Inc.            C         Alabama

Liberty National GroupCare, Inc.            C         Alabama

Liberty National Life Insurance Co.         D         Alabama

Living Decisions, Inc.                      E         Texas

Maxwell's Energy Company, Inc.              D         Alabama

Sentinel American Life Insurance Co.        A         Texas

Stonegate Management Company                H         Alabama

Stonegate Realty Company                    H         Delaware

Torch Royalty Company                       F         Delaware

Torchmark Corporation                                 Delaware
  (Holding company)

Torchmark Development Corporation           D         Alabama

Torchmark Distributors, Inc.                G         Missouri
  (Distributor for mutual funds)

Unicon Agency, Inc.                         G         New York

United American Insurance Co.               D         Delaware


------------------------

*   Parent company owns 99% of the common stock.


                                                  Parent   State/Jurisdiction
Company                                          Co. Code   of Incorporation
-------                                          --------  ------------------

United Investors Life Insurance Co.              F         Missouri

United Investors Management Co.                  C**       Delaware

W & R Insurance Agency, Inc.                     G         Missouri

W & R Insurance Agency of Alabama, Inc.          G         Alabama

W & R Insurance Agency of Arkansas, Inc.         G         Arkansas

W & R Insurance Agency of Massachusetts, Inc.    G         Massachusetts

W & R Insurance Agency of Montana, Inc.          G         Montana

W & R Insurance Agency of Nevada, Inc.           G         Nevada

W & R Insurance Agency of Utah, Inc.             G         Utah

W & R Insurance Agency of Wyoming, Inc.          G         Wyoming

Waddell & Reed, Inc.                             F         Delaware
  (Insurance sales; investment manager)

Waddell & Reed Asset Management Co.              G         Missouri

Waddell & Reed Financial Services, Inc.          F         Missouri

Waddell & Reed Investment Management Co.         G         Kansas

Waddell & Reed Leasing, Inc.                     G         Missouri
  (Equipment leasing partnerships)

Waddell & Reed Services Co.                      G         Missouri
  (Shareholder services)



________________________
**  Parent company owns 81%.

Parent Company Codes
-------------------------------------------

A   Family Service Life Insurance Co.

B   Globe Life And Accident Insurance Co.

C   Liberty National Life Insurance Co.

D   Torchmark Corporation

E   United American Insurance Co.

F   United Investors Management Co.

G   Waddell & Reed, Inc.

H   Torchmark Development Corporation
















ITEM 27.  NUMBER OF POLICY OWNERS
          -----------------------

          (Not Applicable)


ITEM 28.  INDEMNIFICATION
          ---------------

       Article XII of United Investors' By-Laws provides as follows:

     "Each Director or officer, or former Director or officer, of this Corporation, and his legal representatives, shall be indemnified by the Corporation against liabilities, expenses, counsel fees and costs, reasonably incurred by him or his estate in connection with, or arising out of, any action, suit, proceeding or claim in which he is made a party by reason of his being, or having been, such Director or officer; and any person who, at the request of this Corporation, serves as Director or officer of another corporation in which this Corporation owns corporate stock, and his legal representatives, shall in like manner be indemnified by this Corporation; provided that, in either case shall the Corporation indemnify such Director or officer with respect to any matters as to which he shall be finally adjudged in any such action, suit or proceeding to have been liable for misconduct in the performance of his duties as such Director or officer. The indemnification herein provided for shall apply also in respect of any amount paid in compromise of any such action, suit, proceeding or claim asserted against such Director or officer (including expenses, counsel fees, and costs reasonably incurred in connection therewith), provided that the Board of Directors shall have first approved such proposed compromise settlement and determined that the officer or Director involved is not guilty of misconduct, but in taking such action any Director involved shall not be qualified to vote thereof, and if for this reason a quorum of the Board cannot be obtained to vote on such matters, it shall be determined by a committee of three (3) persons appointed by the shareholders at a duly called special meeting or at a regular meeting. In determining whether or not a Director or officer is guilty of misconduct in relation to any such matter, the Board of Directors or committee appointed by the shareholders, as the case shall be, may rely conclusively upon an opinion of independent legal counsel selected by such Board or committee. The rights to indemnification herein provided shall not be exclusive of any other rights to which such Director or officer may be lawfully entitled."

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29.  PRINCIPAL UNDERWRITERS
          ----------------------

(a) MAP Investments Incorporated ("MAP") is the principal underwriter of the Policies as defined in the Investment Company Act of 1940. It is not the principal underwriter, depositor, sponsor, or investment adviser for any other investment company.

(b) The following table provides certain information with respect to each director, officer, or partner of MAP.

Name and Principal                 Positions and Offices
Business Address*                  With Underwriter
-----------------                  ----------------

D. Mark Davenport                  Director, President, Treasurer

Terry L. Johnson                   Vice President, Secretary

(c)            Commissions Received by Each Principal Underwriter
          from the Registrant during the Registrant's Last Fiscal Year
          ------------------------------------------------------------


                     Net
                     Underwriting
Name of Principal    Discounts and    Compensation     Brokerage
Underwriter          Commissions      on Redemption    Commissions    Compensation
-----------------    -----------      -------------    -----------    ------------
MAP Investments      (not applicable) (not applicable) (not applicable) (not applicable)
 Incorporated

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS
          --------------------------------

     All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by United Investors at its home office.


ITEM 31.  MANAGEMENT SERVICES
          -------------------

     All management contracts are discussed in Part A or Part B.


ITEM 32.  UNDERTAKINGS
          ------------

(a) Registrant undertakes that it will file a Post-Effective Amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to United Investors at the address or phone number listed in the Prospectus.


(d) United Investors represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by United Investors.


                        STATEMENT PURSUANT TO RULE 6c-7
                        -------------------------------

     United Investors and the Variable Account rely on 17 C.F.R. Sections 270.6c-7 and represent that the provisions of that Rule have been or will be complied with. Accordingly, United Investors and the Variable Account are exempt from the provisions of Sections 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940 with respect to any variable annuity contract participating in such account to the extent necessary to permit compliance with the Texas Optional Retirement Program.

                        SECTION 403(b) REPRESENTATIONS
                        ------------------------------

     United Investors represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                  SIGNATURES
                                  ----------

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, RetireMap Variable Account, has duly caused this Registration Statement to be signed on its behalf in the City of Birmingham and the State of Alabama on the 5th day of March, 1997.

                     RETIREMAP VARIABLE ACCOUNT
                          (REGISTRANT)
                     By: UNITED INVESTORS LIFE INSURANCE COMPANY
                                    (DEPOSITOR)

                        By:  /s/ James L. Sedgwick
                           -----------------------------
                           James L. Sedgwick, President

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                   Title                    Date
---------                   -----                    ----
_________________________   Director, Chairman of    _____________
Ronald K. Richey            the Board and Chief
                            Executive Officer

/s/ James L. Sedgwick       Director and President   March 5, 1997
-------------------------                            -------------
James L. Sedgwick

/s/ W. Thomas Aycock        Vice President and       March 5, 1997
-------------------------                            -------------
W. Thomas Aycock            Chief Actuary, and
                            Director

/s/ Michael J. Klyce                                 March 6, 1997
-------------------------   Vice President and       -------------
Michael J. Klyce            Treasurer


/s/ John H. Livingston      Secretary and Associate  March 5, 1997
-------------------------                            -------------
John H. Livingston          Counsel and Director


/s/ James L. Mayton, Jr.    Vice President and       March 5, 1997
-------------------------                            -------------
James L. Mayton, Jr.        Controller

_________________________   Director                 _____________
Anthony L. McWhorter

_________________________   Director and Assistant   _____________
Carol A. McCoy              Secretary

/s/ Ross W. Stagner         Vice President           March 5, 1997
-------------------------                            -------------
Ross W. Stagner             and Director

/s/ William L. Surber       Vice President           March 5, 1997
-------------------------                            -------------
William L. Surber           and Director

_________________________   Director and Vice        _____________
Keith A. Tucker             Chairman

                                 EXHIBIT INDEX


Exhibit
Number                        Description
-------            --------------------------------------
(3)(A)             Principal Underwriting Agreement

(3)(B)             Form of Broker-Dealer Sales Agreement

(8)(B)             Form of Administration Agreement

(15)               Power of Attorney